EXHIBIT 10.1

Dated 29 September 2016

MBIA UK (Holdings) Limited
and
Assured Guaranty Corp.

SHARE PURCHASE AGREEMENT relating to the sale and purchase of MBIA UK Insurance Limited

Table of Contents

Page
1.    Definitions and Interpretation     1
2.    Sale and Purchase of the Shares    11
3.    Consideration    11
4.    Leakage    12
5.    Conditions    12
6.    Pre-Completion Obligations    16
7.    Completion    18
8.    Seller’s Warranties    19
9.    Post-Completion Covenants    20
10.    Purchaser’s Warranties    21
11.    Confidentiality and Announcements    22
12.    Counterparts    22
13.    Variation, Waiver and Consent    23
14.    Entire Agreement    23
15.    Withholding and Grossing-Up    23
16.    Notices    24
17.    Costs and Stamp Duty    25
18.    Continuing Effect    25
19.    Severability    25
20.    Assignment    26
21.    Payments and Currency Conversion    26
22.    Further Assurance    27
23.    Third Party Rights    27
24.    Governing Law and Dispute Resolution    27
25.    Agent for Service    27
SCHEDULE 1 THE COMPANY    29
SCHEDULE 2 COMPLETION PART A SELLER’S OBLIGATIONS AT COMPLETION    30
SCHEDULE 2 PART B PURCHASER’S OBLIGATIONS AT COMPLETION    32
SCHEDULE 3 WARRANTIES    33
SCHEDULE 4 LIMITATIONS ON LIABILITY    46
SCHEDULE 5 PRE-COMPLETION ACTIONS    50
SCHEDULE 6 TERMINATING AGREEMENTS    54
SCHEDULE 7 INTRA-GROUP PAYMENTS    55
SCHEDULE 8 TAX COVENANT    56
SCHEDULE 9 TERM SHEET – TRANSITION SERVICES AGREEMENT    71
SCHEDULE 10 PRE‑COMPLETION PLAN PRINCIPLES    75

THIS AGREEMENT is made on 29 September 2016
BETWEEN:
1.    MBIA UK (HOLDINGS) LIMITED, a private limited company incorporated under the laws of England and Wales whose registered office is at 6th Floor (North), 99 Bishopsgate, London EC2M 3XD (the “Seller”); and
2.    ASSURED GUARANTY CORP., a Maryland domiciled insurance company, whose principal executive office is at 1633 Broadway, New York, New York 10019 (the “Purchaser”).
BACKGROUND:
The Seller wishes to sell and the Purchaser wishes to purchase all of the issued and to be issued share capital of MBIA UK Insurance Limited, a private limited liability company incorporated under the laws of England and Wales (the “Company”), on the terms set out in this Agreement.
NOW IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement, the following words and expressions shall, unless the context requires otherwise, have the following meanings:

“2015 Accounts”	means the Accounts for the accounting reference period ended on 31 December 2015;
“Accounts”
means the audited balance sheet and the audited profit and loss account of the Company for each of the years ended 31 December 2015, 31 December 2014 and 31 December 2013 and the notes on such accounts, the auditor’s and directors’ reports and statements required by Applicable Law to be annexed to them;

“Accounts Date”	means 31 December 2015;
“Action”
means any civil, criminal or administrative action, suit, proceeding, arbitration claim, demand, litigation, investigation, enquiry or other legal recourse, in each case by or before a Governmental Authority;

“Affiliate”
means, with respect to any person, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first person and “Affiliated” is to be construed accordingly. For the purposes of this definition, “control”, when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly through the ownership of voting securities, by contract, or otherwise;

“Applicable Law”
means any national, provincial, regional, local or foreign law, statute, common law or ordinance, or any rule, regulation, standard, judgment, order, writ, injunction, decree, constitution, treaty, arbitration award, agency requirement, licence or permit enacted, promulgated, issued, enforced or entered by any Governmental Authority, in each case, as applicable to the relevant Party or its businesses, properties or assets;

“Authorised Representatives”
means such directors, officers, employees, agents, contractors or professional advisers of a Party as such Party may authorise or appoint to act on its behalf in the giving of instructions to and communicating with the other Party and the performance of any other acts, discretions or duties on its behalf under this Agreement;

“Bromley Side Letter”	means the agreed form letter relating to the Bond Guarantee issued in connection with the Bromley Bonds (as those terms are defined therein) and entered into contemporaneously with this Agreement;
“Burdensome Condition”
means any limitation, requirement or condition that would, individually or in the aggregate, reasonably be expected to: (i) materially impair or interfere with the ability of the Purchaser and its Affiliates (including the Company) to conduct their respective businesses, taken as a whole, after Completion substantially in the manner as such businesses were conducted as of the date hereof, (ii) require the sale, lease, license, disposal or holding separate (x) by Purchaser of any capital stock of any of its subsidiaries or the Company after Completion or (y) by Purchaser or any of its Affiliates (including the Company) of any of their assets, rights, product lines, licenses, categories of assets or businesses or other operations or interests therein, (iii) require any capital contribution, capital support arrangement or guarantee for the benefit of the Company or any of its policyholders; or (iv) materially and adversely affect the benefits, taken as a whole, that Purchaser would otherwise receive from the transactions contemplated by this Agreement;

“Business”	means the writing by the Company of financial guarantee insurance policies;
“Business Day”	means a day (other than a Saturday, Sunday or public holiday) on which licensed banks are generally open for business in London and New York;
“Company”	has the meaning ascribed to it in the Recitals;
“Completion”	means completion of the sale and purchase of the Shares in accordance with Clause 7;
“Completion Date”	has the meaning ascribed to it in Clause 7.1;
“Conditions” and “Condition”	has the meaning ascribed to it in Clause 5.1;
“Confidentiality Agreement”	means the agreement between the Guarantor and the Purchaser dated 24 March 2016;
“Consideration”	has the meaning ascribed to it in Clause 3.1;
“Data Room”	;
“Defaulting Party”	has the meaning ascribed to it in Clause 21.3;
“Designated Bank Account”	means such bank account in the United States as the Purchaser shall notify to the Seller no less than 3 (three) Business Days prior to the Completion Date;
“Designated DTC Account”	means such account at a participant of The Depository Trust Company as the Seller shall notify to the Purchaser no less than 3 (three) Business Days prior to the Completion Date;

“Disclosure Letter”
means the letter of the same date as this Agreement (including the contents of any schedule or appendix thereto) from the Seller to the Purchaser, together with all documents referenced in or annexed to it;

“Employees”	means the fourteen individuals employed by Trifinium Services Limited or MBIA Services Corporation at the relevant time and Employee shall mean any one of them;
“Encumbrance”
means any mortgage, fixed or floating charge, pledge, lien, option, restriction, guarantee, trust, right to acquire, right of pre‑emption, or any other encumbrance, lien, charge, legal or equitable third party right or interest including any assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including title transfer and retention arrangements), and any other type of agreement or arrangement howsoever created or arising having a similar effect, or any agreement or arrangement to create any of the foregoing and “Encumber” and “Unencumbered” shall be construed accordingly but shall, except with respect to Clause 2, exclude any Permitted Encumbrance;

“ERISA”	means the U.S. Employee Retirement Income Security Act of 1974, as amended;
“ERISA Affiliate”
means, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the U.S. Internal Revenue Code of 1986, as amended;

“Extended Long Stop Date”	has the meaning ascribed to it in Clause 5.9;
“Fair Market Value”
means the aggregate amount for which assets of an entity would change hands between an interested purchaser and a seller, in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act.

“FCA”	means the Financial Conduct Authority;
“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time;
“Full Title Guarantee”	has the meaning ascribed to it in the Law of Property (Miscellaneous Provisions) Act 1994;
“Fundamental Warranties”	means the warranties contained in Clauses 1, 2.1, 2.2, 2.3, 2.4 (other than, in respect of 2.4, the identity of the Directors set out in Schedule 1), 2.5 and 23.1 of Schedule 3;
“Governmental Authority”	;
“Guarantee”	means the agreed form guarantee by the Guarantor entered into contemporaneously with this Agreement of the Seller’s obligations under this Agreement;
“Guarantor”	means MBIA Insurance Corporation, a New York domiciled insurance company;

“Indebtedness”
means any borrowing or indebtedness in the nature of borrowing (including any indebtedness for monies borrowed or raised under any bank or third party guarantee, counter-indemnity, bond, note, bill of exchange or commercial paper) and interest accrued thereon;

“Initial Long Stop Date”	means 10 January 2017;
“Insurance Contract”
means any contract pursuant to which the Company has consummated a transaction to provide credit protection, whether in the form of financial guaranty insurance, surety bonds or derivatives or assumed reinsurance that are in force on the date of this Agreement;

“Intellectual Property”
means rights in all registered and/or unregistered (whether or not an application for registration is pending) design rights, copyrights, trademarks, service marks and domain names, patents and all related administrative and legal rights, anywhere in the world;

“Intra-Group Services Agreement”	means the amended and restated intra‑group services agreement among Trifinium Services Limited, the Seller, the Company and MBIA Services Corporation, dated 21 January 2016;
“IT System”
means all computer hardware (including network and telecommunications equipment and internet related information technology) and software (including preparatory materials, user manuals and related documentation) used by the Company;

“Leakage”	means any of the following (other than Permitted Leakage):

(a)    any dividend or other distribution of capital or income declared, paid or made (whether in cash or in specie) or any repurchase, redemption, repayment or return of share or loan capital (or any other securities) by the Company to or for the benefit of any member of the Retained Seller’s Group;

(b)    the waiver, release or discount by the Company of any amount or obligation owed to the Company by any member of the Retained Seller’s Group (or any of their respective officers, directors or employees);

(c)    any payment by the Company to any person who is an officer or director or employee of the Company or to an Employee or any payment to any other person who is an officer, director or employee of any member of the Retained Seller’s Group;

(d) any advisors’ fees or any portion of the Seller Cash Payment borne by the Company in relation to the transactions contemplated by this Agreement;

(e)    the assumption by the Company of any liability of any member of the Retained Seller’s Group (or any of their respective officers, directors or employees) or any undertaking to assume, indemnify, guarantee or secure any such liability;

(f)    the purchase or sale or other transfer by the Company from or to any member of the Retained Seller’s Group (or any of their respective officers, directors or employees) of any assets;
(g)    any contractual or other payment by the Company to any other member of the Retained Seller’s Group;

(h) the agreement or undertaking by the Company to do any of the matters set out in paragraphs (a) to (g) above; or
(i) the payment of any fees, costs or Tax incurred or paid by the Company as a result of the occurrence of any of those matters set out in paragraphs (a) to (h) above;
“Locked Box Date”	means 31 December 2015;
“Long Stop Date”	means the Initial Long Stop Date or, if either Party has validly extended the Initial Long Stop Date as provided in clause 5.9, the Extended Long Stop Date;
“Losses”	means all demands, claims, actions, proceedings, damages, payments, fines, penalties, losses, costs (including legal costs), expenses (including Tax) and other liabilities of any kind;
“MBIA UK Investment Portfolio”	means the investment portfolio of assets of the Company;
“Management Accounts”	;

“Material Adverse Effect”
means any change, development, occurrence, event or effect that has had, or could reasonably be expected to have, a material adverse effect on: (1) the business, assets, properties, financial condition or results of operations of the Company, but excluding any such change, development, occurrence, event or effect to the extent resulting from or arising out of: (i) general political, economic or securities or financial market conditions in the United Kingdom (including changes in interest rates or changes in equity prices); (ii) any occurrence or condition generally affecting financial guaranty insurance companies in the United Kingdom; (iii) any change or proposed change in UK GAAP or Applicable Law, or the interpretation or enforcement thereof; (iv) natural or man-made disasters, catastrophe events, pandemics, hostilities, acts of war or terrorism, or any escalation or worsening thereof; (v) the negotiation, execution and delivery of, or compliance with the terms of, or the taking of any action required by, the Transaction Documents, the failure to take any action prohibited by the Transaction Documents, or the public announcement of, or consummation of, any of the transactions contemplated by the Transaction Documents; (vi) the identity of or facts relating to the Purchaser or the effect of any action taken by any member of the Purchaser’s Group, or taken by any member of the Seller’s Group or the Company in accordance with the Transaction Documents or at the request of Purchaser or with Purchaser’s prior written consent; or (vii) any failure of the Company to meet any financial projections, predictions or targets (provided, that this clause (vii) shall not by itself exclude the underlying causes of any such failure), except, in the case of clauses (i), (ii) and (iv) to the extent that the Company, is materially and disproportionately affected by such changes, developments, occurrences, events or effects relative to other similarly situated participants operating in the industries in which the Company operates; or (2) on the ability of the Seller to perform its obligations under, or to consummate the transaction contemplated by, this Agreement;

“New Name”	has the meaning ascribed to it in Clause 10.2;
“Notice”	has the meaning ascribed to it in Clause 17.1;
“Parties”	means the parties to this Agreement, and “Party” means either of them;
“Permitted Encumbrances”	means Encumbrances incurred in the ordinary course of business that do not materially interfere with the use of the Encumbered asset;
“Permitted Leakage”	(a) any payment under, or pursuant to the terms of the Intra-Group Services Agreement which is due and payable prior to Completion, in each case not to exceed the amounts listed in Schedule 7;

(b)    any payment to the non-executive directors of the Company in respect of director fees and related disbursements and costs, together with any associated employer’s national insurance contributions or VAT, in aggregate not exceeding £6,000 (inclusive of VAT) per calendar month provided that they are paid net of all Tax required by law to be deducted at source;

(c) any Leakage refunded in cash to the Company on or prior to Completion;

(d)    any payment contemplated in the 2016 budget or the business plan contained in the Data Room under document number 7.3.6, in aggregate not exceeding (i) for the 2016 calendar year £925,000 (such figure being inclusive of any amounts in respect of VAT) whether paid in 2016 or 2017, and (ii) for the 2017 calendar year £925,000 (such figure being inclusive of any amounts in respect of VAT) multiplied by a fraction the numerator of which is the number of days in the calendar year 2017 from 1 January to, but not including, the Completion Date and the denominator of which is 365;

(e) any matter which the Purchaser and the Seller agree in writing shall constitute Permitted Leakage;
(f) any amounts incurred or paid or agreed to be paid or payable or liability, cost or expense incurred by the Company at the written request of, or with the prior written consent of, the Purchaser;
(g) any payment made or agreed to be made by or on behalf of the Company pursuant to the terms of the Transaction Documents;
(h) any amounts in respect of which a provision, reserve or accrual (contingent or otherwise) has been included in the 2015 Accounts; and
(i) any taxation arising in connection with any of the matters set out above other than Tax which the Company is required by law, and fails, to deduct at source from any of the payments set out above;
“Policy”	means any contract of insurance;
“PRA”	the Prudential Regulation Authority;
“Purchaser Cash Payment”	has the meaning ascribed to it in Clause 3.2;
“Purchaser’s Group”
means the group of companies comprising the Purchaser and its Affiliates from time to time (including, following Completion, the Company), and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Warranties”	means the warranties made by the Purchaser in Clause 11;
“Regulatory Conditions”	means the Conditions set out at Clause 5.2(a) to (e), inclusive;
“Regulatory Requirement”	means the laws, rules, regulations, guidance or other conditions or requirements of each Governmental Authority as far as they relate to the Company;
“Relevant Date”	means the date which is three years prior to the date of execution of this Agreement;
“Relevant Tax Date”	means the date which is six years prior to the date of execution of this Agreement;
“Retained Seller’s Group”	means the Seller’s Group excluding the Company;

“Sanctions Laws”
means to the extent applicable to the Group:
(a) the laws, regulations and rules promulgated or administered by the U.S. Office of Foreign Assets Control of the Department of the Treasury to implement U.S. sanctions programmes, including any enabling legislation or executive order related thereto as amended from time to time;
(b) sanctions and other restrictive measures applied by the European Union in pursuit of the Common Foreign and Security policy objectives set out in the Treaty of the European Union;
(c) sanctions and other restrictive measures applied by H.M. Treasury; and
(d) any similar sanctions laws as may be enacted from time to time by the U.S. and EU (and its member states), H.M. Treasury or any legislative body of the United Nations;

“SAP”	means the statutory accounting principles prescribed or permitted by the New York Department of Financial Services;
“Seller Cash Payment”	has the meaning ascribed to it in Clause 3.4 ;
“Seller Party”	means any member of the Seller’s Group that is a party to any Transaction Document;
“Seller’s Group”	means the group of companies comprising the Seller and its Affiliates (excluding, following Completion, the Company), and “member of the Seller’s Group” shall be construed accordingly;
“Seller’s Solicitors”	Debevoise & Plimpton LLP, 65 Gresham Street, London EC2V 7NQ, United Kingdom;
“Seller’s Warranties”	means the warranties made by the Seller in Clause 8 and Schedule 3;
“Shares”	69,000,000 ordinary shares of £1 each, being all the issued and to be issued share capital of the Company;
“SIMR”	means persons who are subject to the PRA Senior Insurance Manager Regime;
“Surviving Provisions”	means Clauses 1, 5.12 and Clauses 12 to 25;
“Tax”
means all forms of taxation, withholdings, deductions, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld, assessed or enforced by any local, municipal, regional, urban, governmental, state, federal or other body or authority in the United Kingdom, the United States or elsewhere, irrespective of the person to whom they are directly or primarily chargeable, in all cases being in the nature of taxation, and any interest, penalty, surcharge or fine in connection therewith;

“Tax Attributes”	means carried forward tax losses, the future benefit of FRS102 transitional adjustments and future double tax relief in respect of French tax;
“Tax Authority”	means any Tax authority or other authority competent to impose, assess, administer or enforce any liability to Tax whether in the United Kingdom or elsewhere;
“Tax Covenant Claim”	means a claim under paragraph 2.1 of Schedule 8;

“Tax Warranties”	means the Warranties set out in paragraph 18 of Schedule 3;
“Third Party Claim”	means a claim by a party other than the Seller or Purchaser against the Seller, the Purchaser or the Company;
“Trademarks”	;
“Transaction Documents”	means this Agreement, the Disclosure Letter, Guarantee, Transitional Services Agreement, the Bromley Side Letter, and the Confidentiality Agreement and “Transaction Document” means any of them;
“Transferred Zohar Notes”	has the meaning ascribed to it in Clause 3.2;
“Transitional Services Agreement”
means a transitional services agreement in a form to be agreed and based on the term sheet set out in Schedule 9, to be entered into on Completion by MBIA Services Corporation and/or Trifinium Services Limited and the Company;

“TUPE Regulations”	means the Transfer of Undertaking (Protection of Employment) Regulations 2006;
“UCC”	has the meaning ascribed to it in Clause 11.1(f);
“Unconditional Date”	means the first Business Day following the date on which all Conditions have been fulfilled (save, for those Conditions the fulfilment of which has been waived in accordance with this Agreement);
“UK GAAP”	means general accepted accounting principles of the United Kingdom as in effect from time to time;
“U.S. Study”
means the study prepared by Deloitte dated May 26, 2016 regarding the tax basis for United States federal income tax purposes in the issued stock of the Company as at the Locked Box Date and the cumulative earnings and profits of the Company (foreign corporation) for United States federal income tax purposes as at the Locked Box Date as determined in Treasury Regulation section 1.964-1 and the Internal Revenue Code sections referenced therein;

“VAT”
means:
(a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and
(b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere; and

“Warranty Claim”	means any claim against the Seller under the Seller Warranties.

1.2
All references to statutes, statutory provisions or enactments are to statutes, statutory provisions or enactments of the United Kingdom (unless provided otherwise) and shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision or enactment of which it is a consolidation, re‑enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any Party to another under this Agreement.

1.3
A company or other entity shall be a “holding company” for the purposes of this Agreement if it falls within the meaning attributed to that term in section 1159 of the Companies Act 2006, and a company or other entity shall be a “subsidiary” for the purposes of this Agreement if it falls within the meaning attributed to that term in section 1162 of the Companies Act 2006, and the terms “subsidiaries” and “holding companies” are to be construed accordingly.

1.4
References to this Agreement include the Recitals and Schedules which form part of this Agreement for all purposes. References in this Agreement to the “Recitals”, “Schedules” and “Clauses” are references respectively to the recitals and schedules to and clauses of this Agreement.

1.5	Save where specifically required or indicated otherwise:

(a)
words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)
references to a “person” shall include any individual, firm, body corporate, unincorporated association, corporation, limited liability company, Government Entity, association, joint venture, partnership or other entity in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)
references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)
where any matter in this Agreement is qualified by reference to materiality (including the phrase “in all material respects”) such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the Group as a whole;

(e)
references to any statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall, in respect of any jurisdiction other than England and Wales, be deemed to include that which most nearly approximates in that jurisdiction to the statutory provision or legal term or other legal concept, state of affairs or thing, of England and Wales;

(f)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form and shall include email;

(g)
references to £ or to pounds sterling are to the lawful currency of the United Kingdom as at the date of this Agreement, and references to US$ or dollars are to the lawful currency of the United States as at the date of this Agreement; and

(h)	references to times of the day are to that time in the United Kingdom and references to a day are to a period of 24 hours running from midnight to midnight.

1.6	Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.7
Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed between the Seller and the Purchaser at the date of this Agreement and signed or initialled for identification purposes only by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed by or on behalf of the Seller and the Purchaser prior to Completion).

1.8
Where any statement in the Seller’s Warranties is qualified by the expression “so far as the Seller is aware” or any similar expression, such statement shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of William Fallon, Ram Wertheim, Philip Sullivan, Hugh Boyle, Karen Lynch, James Andrews, James Garelick, Riaz Khandwala and Joel Turner, after having made reasonable enquiry.

2.	Sale and Purchase of the Shares

2.1	On the terms and subject to the conditions set out in this Agreement, at Completion the Seller shall sell, and the Purchaser shall purchase, the entire legal and beneficial ownership in the Shares.

2.2	The Shares shall be sold with Full Title Guarantee free from all Encumbrances and together with all rights attaching to them at Completion.

2.3	The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the sale of all the Shares is completed simultaneously.

2.4
The Seller irrevocably waives and shall procure the waiver of all rights of pre-emption over or other rights to restrict the transfer of the Shares conferred either by the articles of association of the Company or in any other way.

3.	Consideration

3.1
The total consideration to be paid by the Purchaser for the Shares and the receipt of the Seller Cash Payment shall be the transfer by the Purchaser to the Seller of US$250 million initial principal amount of Class A-2 Notes (G98917AA8) and US$200 million initial principal amount of Class A-3 Notes (CUSIP G98917AB6) issued by Zohar II 2005-1 Limited and Zohar II 2005-1 Corp. (the “Transferred Zohar Notes”).

3.2
The scheduled interest payment due on 20 October 2016 on the Transferred Zohar Notes shall be for the account of the Purchaser. Any other distribution of cash, securities or other property paid to, or received by, the Purchaser in respect of any payments of principal, interest and other distributions on or in exchange for the Transferred Zohar Notes subsequent to the date of this Agreement and prior to Completion shall be for the benefit of the Seller, and the Purchaser shall transfer (or procure the transfer of) such property to the Seller at, and subject to, Completion with the same title and subject to the same Encumbrances as received by the Purchaser.

3.3
The Purchaser shall transfer the Transferred Zohar Notes with Full Title Guarantee free from all Encumbrances at Completion. The Seller shall not be obliged to effect the transfer of the Shares unless the transfer of all Transferred Zohar Notes is completed simultaneously.

3.4
In addition to the transfer of the Shares to the Purchaser, at Completion the Seller shall pay to Purchaser in immediately available funds in the United States US$23 million (the “Seller Cash Payment”), in accordance with Part A of Schedule 2.

3.5
Receipt by the Seller’s Lawyers of any monies or completed documentation to be provided by the Purchaser in satisfaction of any of the obligations of the Purchaser under this Agreement shall be accepted by the Seller as a full and complete discharge of that obligation.

4.	Leakage

4.1
The Seller warrants and undertakes to the Purchaser that, in the period from the Locked Box Date to and including the date of this Agreement, there has not been any Leakage and from the date of this Agreement to Completion there will not be any Leakage.

4.2
In the event of any Leakage between the Locked Box Date and Completion, the Seller shall indemnify and covenants to pay to the Purchaser on demand an amount in cash equal to the amount or value of the Leakage received by it, any member of the Seller’s Group or any of their respective officers, directors or employees (as applicable), or in respect of which any such person has benefited (save that the Seller shall also bear any Leakage that is a Tax amount that has been paid directly to the relevant Tax Authority and has not therefore been received by the relevant person or in respect of which such persons have benefitted). A claim under this Clause 4.2 shall be the sole remedy available to the Purchaser arising from a breach of Clause 4.1.

4.3
The Seller is not liable to make a payment under Clause 4.2 unless the Purchaser has notified the Seller in writing of the occurrence of the Leakage to which any such payment relates, stating in reasonable detail the nature of the breach and, if practicable, the amount claimed, on or before the six month anniversary of the Completion Date.

4.4
Subject to Clause 4.5, the aggregate liability of the Seller in respect of this Clause 4 shall not exceed an amount equal to the Leakage actually received by or benefitting the relevant person (save that the Seller shall also bear any Leakage that is a Tax that has been paid directly to the relevant Tax Authority and has not therefore been received by the relevant person or in respect of which such persons have benefitted).

4.5
Nothing in this Clause 4 shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud or wilful concealment by the Seller, any member of the Seller’s Group or any of their respective Affiliates.

5.	Conditions

5.1
The sale and purchase of the Shares is subject to, and Completion is conditional upon, the satisfaction of the Conditions set out in Clauses 5.2, 5.3 and 5.4 (collectively, the “Conditions” and each a “Condition”).

5.2
The obligation of the Seller to sell the Shares to the Purchaser and make the Seller Cash Payment, and the Purchaser’s obligations to purchase the Shares from the Seller, are conditional upon the following Conditions having been satisfied and remaining so immediately prior to Completion (as applicable):

(a)
the PRA having given notice in writing in accordance with either section 189(4) or section 189(7) FSMA that it approves the Purchaser and any other person acquiring control (within the meaning of section 181 FSMA) of the Company pursuant to this Agreement, or in the absence of such notice, the PRA being treated, under section 189(6) of FSMA, as having approved the acquisition of control over the Company by the Purchaser and any other relevant person without the imposition of a Burdensome Condition;

(b)
the FCA having given notice in writing in accordance with either section 189(4) or section 189(7) FSMA that it approves the Purchaser and any other person acquiring control (within the meaning of section 181 FSMA) of the Company pursuant to this Agreement, or in the absence of such notice, the FCA being treated, under section 189(6) of FSMA, as having approved the acquisition of control over the Company by the Purchaser and any other relevant person without the imposition of a Burdensome Condition;

(c)	the written approval of the Maryland Insurance Administration of the acquisition by Purchaser of the Shares without the imposition of a Burdensome Condition;

(d)
the written approval of the California Department of Insurance of the sale by Seller of the Shares without the imposition of a Burdensome Condition or written confirmation by the California Department of Insurance of the inapplicability of Section 1011(c) of the California Insurance Code to the transactions contemplated hereby, but only to the extent approval of the sale of the Shares is also required by the New York State Department of Financial Services under Section 7402(d) of the New York Insurance Law;

(e)
the written approval or non-objection of the New York State Department of Financial Services of (i) the issuance by the Guarantor of the Guarantee and (ii) the contribution or loan to the Seller by the Guarantor of any funds necessary to enable the Seller to pay the Seller Cash Payment; and

(f)
none of the Seller, the Purchaser, nor the Company: (i) having received an order from a Governmental Authority or a court of competent jurisdiction that restrains or prohibits completion of the Transaction or a Governmental Authority having initiated proceedings to restrain or prohibit completion of the Transaction; (ii) being prohibited by any Applicable Law or regulation from completing the Transaction or (iii) the initiation of proceedings for the liquidation, rehabilitation, reorganization or conservation of the Guarantor, provided (in the case of (i) or (ii)) that the party asserting the failure of this Condition shall have used its commercially reasonable efforts to have any such order vacated;

(collectively, the “Joint Conditions”).

5.3
The obligation of the Purchaser to purchase the Shares from the Seller is conditional upon the following Conditions (the “Purchaser Conditions”) having been satisfied, deemed satisfied or waived by Purchaser in its sole discretion and remaining so immediately prior to Completion (as applicable):

(a)
the Seller’s Fundamental Warranties shall have been true, accurate and not misleading on the date of this Agreement and shall be true, accurate and not misleading on and as of Completion as though made on and as of Completion (except to the extent that any of the Seller’s Fundamental Warranties speaks only as of an earlier date, in which event such warranty shall have been true, accurate and not misleading as of such date);

(b)
the Seller having provided the Purchaser with a copy of a resolution of the board of directors of the Seller (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Seller of its obligations under this Agreement and the Transaction Documents to which it is, or will be, a party; and

(c)	the Guarantor shall have entered into the Guarantee.

5.4
The obligation of the Seller to sell the Shares to the Purchaser and make the Seller Cash Payment is conditional upon the following Conditions (collectively, the “Seller Conditions”) having been satisfied, deemed satisfied or waived by Seller in its sole discretion and remaining so immediately prior to Completion (as applicable):

(a)
The Purchaser’s Warranties shall have been true, accurate and not misleading on the date of this Agreement and shall be true, accurate and not misleading on and as of Completion as though made on and as of Completion (except to the extent that any of the Purchaser’s Warranties speaks only as of an earlier date, in which event such warranty shall have been true, accurate and not misleading as of such date); and

(b)
the Purchaser having provided the Seller with a copy of a resolution of the board of directors of the Purchaser (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and the Transaction Documents to which it is, or will be, a party, or the Seller having waived this condition in its sole discretion.

5.5
The Purchaser and Seller shall use their respective reasonable endeavours, and shall cooperate fully with each other, to procure the satisfaction of the Regulatory Conditions as soon as reasonably practicable after the date of this Agreement and, in any event, by the Initial Long Stop Date (or such other date as may be agreed in writing by the Seller and the Purchaser), including:

(a)
each Party shall give to the other Party reasonable prior notice of the time and place when any meetings, telephone calls or other conferences may be held by it with Governmental Authorities in connection with any approvals required for the transactions contemplated by this Agreement and the other Party shall have the right to have an Authorised Representative attend or otherwise participate in any such meeting, telephone call or other conference;

(b)	each Party shall keep the other informed of all material developments with any relevant Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)
notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be obligated to agree to any limitation, requirement or condition that would, individually or in the aggregate, reasonably constitute a Burdensome Condition.

5.6
Each Party shall keep the other promptly informed of, and shall consult with the other regarding, the progress of satisfying the Regulatory Conditions and shall inform the other as soon as reasonably practicable of all developments which would or might reasonably be expected to result in the failure of any of the Regulatory Conditions to be satisfied.

5.7
Subject to the Seller complying with its obligations in Clause 5.10, the Purchaser and Seller agree to use their respective reasonable endeavours to meet the following timetable and the timeframe in Clause 5.8, provided that neither Party shall have any liability under this Agreement for failure to meet such timetable to the extent that such failure is outside its control.

Action	Required Completion Date
Purchaser to file notices under s178 FSMA in respect of the Company with the PRA and the FCA	10 Business Days after date of this Agreement
Purchaser to file applications referenced in clauses 5.2(c)	10 Business Days after date of this Agreement
Seller to file applications referenced in clauses 5.2(d) and (e)	10 Business Days after date of this Agreement

5.8
The Purchaser shall as soon as reasonably practicable after the date of this Agreement and in any event within 5 (five) Business Days of the date of this Agreement, submit requests to schedule meetings with the PRA and the FCA to take place as soon as reasonably practicable to discuss the Transaction and any requirements in connection with the Regulatory Conditions. The Parties acknowledge that, if so required by the relevant Governmental Authority, the notifications specified in Clause 5.7 may be in draft form.

5.9
If the Unconditional Date has not occurred on or before 5.00 p.m. on the Initial Long Stop Date, the Parties may agree to extend the Initial Long Stop Date for up to a further 3 (three) months (such new date being the “Extended Long Stop Date”).

5.10	Notwithstanding the remainder of this Clause 5, each Party shall:

(a)	co-operate fully in all actions reasonably necessary to procure the satisfaction of the Conditions expeditiously;

(b)
ensure that any notifications and/or filings made by it in connection with the Conditions are made as soon as reasonably practicable and with all due care and that such notifications and/or filings are accurate and complete in all requirements specified by the relevant Governmental Authority (with each Party being responsible for the accuracy of all information provided for such purposes by it in relation to itself and, in the case of the Purchaser, the Purchaser’s Group and in the case of the Seller, the Seller’s Group and the Company);

(c)
as soon as reasonably practicable following a request from another Party, provide that other Party with all information reasonably necessary (and to the extent not in breach of any duty of confidentiality owed to any person) to make any notification or filing in connection with the satisfaction of the Conditions or as requested by any Governmental Authority;

(d)
on request and to the extent reasonable, keep the other Party informed of the progress of any notification or filing including where a Condition has been satisfied and provide such assistance as may reasonably be required in connection with the satisfaction of the Conditions; and

(e)
subject to confidentiality requirements, Applicable Laws and the requirements of Governmental Authorities, provide the other Parties with draft copies of all material written submissions to any Governmental Authority in relation to the satisfaction of the Regulatory Conditions at such time as will permit the other Parties a reasonable opportunity to provide comments on such material submissions before they are submitted or sent or made and, in completing such material submissions or communications, each Party agrees to the extent reasonably practicable to have due regard to any reasonable comments made by the other Parties, provided however that no Party shall be required under this Clause 5.10 to provide another Party with copies or records of any part of any communications or submissions which contains commercially sensitive or confidential information which the Party considers (acting in good faith and on a reasonable basis) would otherwise be adverse to its legitimate interests, or such information being privileged.

5.11	This Agreement may be terminated at any time prior to the Long Stop Date:

(a)	by mutual written consent of the Parties; or

(b)
by either Party, if any Applicable Law or final, non-appealable order of any Governmental Authority shall have been enacted, issued, enforced or made applicable to the transactions contemplated by this Agreement that has the effect of making the transactions contemplated by this Agreement unlawful;

and by either Party after the Long Stop Date, if Completion has not occurred on or prior to the Long Stop Date unless the failure to consummate the transaction contemplated by this Agreement is the result of a breach of this Agreement by the Party seeking to terminate this Agreement.

5.12	Effect of Termination

(a)
Subject to Clause 5.12(b), where this Agreement is terminated for any reason, this Agreement shall cease to be of any effect save for the Surviving Provisions (which shall remain in full force and effect).

(b)
If this Agreement is terminated as provided in Clause 5.11, this Agreement shall become void and of no further force or effect (except as stated in Clause 5.12(a) above); provided that no party will be relieved or released of any liability or damages arising out of any failure to comply with or breach of this Agreement or fraud related to the transactions contemplated by this Agreement.

6.	Pre-Completion Obligations

6.1	On the date of this Agreement, the Purchaser shall deliver to the Seller:

(a)	a duly countersigned copy of the Disclosure Letter; and

(b)
a copy of a resolution of the board of directors of the Purchaser (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and the Transaction Documents to which it is or shall be a party;

6.2	On the date of this Agreement, the Seller shall deliver to the Purchaser:

(a)	a duly executed copy of the Disclosure Letter;

(b)
a copy of a resolution of the board of directors of the Seller (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Seller of its obligations under this Agreement and the Transaction Documents which it is or shall be a party.

6.3	Until Completion, the Seller shall, to the extent permitted by Applicable Law:

(a)
procure that, except with the written consent of the Purchaser, the Company shall carry on its business as a going concern and shall not depart from the ordinary course of its day-to-day business as carried on at the date of this Agreement; and

(b)	comply with the provisions of Schedule 5.

6.4
On or after the satisfaction or waiver (as the case may be) of the last of the Conditions to be satisfied or waived, but not less than 3 (three) Business Days prior to Completion, the Purchaser shall notify the PRA and the FCA of the proposed Completion Date.

6.5
All of the intercompany arrangements between any member of the Seller’s Group (other than the Company) on the one hand, and the Company on the other hand, including those listed on Schedule 7, will be terminated immediately prior to Completion, and Seller shall cause all intercompany balances between any member of the Seller’s Group (other than the Company) on the one hand, and the Company on the other hand, to be paid in full and settled immediately prior to Completion or as soon thereafter as is reasonably practicable.

6.6
The Seller shall, between the date of this Agreement and Completion, as soon as reasonably practicable notify the Purchaser in writing, in sufficient detail to enable the Purchaser to make a proper assessment of the matter (to the extent such detail is reasonably available), if the Seller becomes aware of any fact or circumstance which it is also aware constitutes a breach of Clause 6.3 or Schedule 5 or which it considers is likely to cause any of the Seller’s Fundamental Warranties to become untrue, inaccurate or misleading at any time before Completion.

6.7
The Seller shall use commercially reasonable efforts to enter into settlement agreement(s) with such Employees(s) (i) not expected to provide services pursuant to the Transitional Services Agreement and with such settlement agreement to be effective at or after Completion; and (ii) that are no longer providing services under the Transitional Services Agreement with such settlement agreement being effective at the time such services are no longer provided, such settlement agreement(s) to include a release by the relevant Employee of the Company, each member of the Purchaser’s Group, and their respective officers, directors, employees and shareholders, of all liabilities to the Employee (if any), including without limitation any and all claims in respect of the Employee’s employment and its termination (and the Seller shall provide the Purchaser a copy of such release for the Purchaser’s review and shall reasonably consider making any changes thereto requested by the Purchaser).

6.8
The Seller agrees that it shall not, and shall not permit its Affiliates, to: (i) induce or encourage any Employee to resign prior to the Completion Date or, with respect to Employees expected to provide services under the Transitional Services Agreement, prior to such Employee no longer being necessary to provide services under the Transitional Services Agreement, (ii) terminate the employment of any Employee providing service under the Transitional Services Agreement prior to 31 May 2017 other than for improper conduct and/or negative performance, or (iii) other than where the Seller reasonably believes (A) there are compassionate and/or personal mitigating circumstances and (B) the loss of such Employee’s services will not prevent the service provider under the Transitional Services Agreement from complying with its obligations under such agreement, pay severance to any Employee providing service under the Transitional Services Agreement who voluntarily terminates his or her employment prior to 31 May 2017 (or such earlier date as the services relevant to such Employee cease to be provided). It is acknowledged and agreed by the Parties that the Purchaser's Group may, before completion of the services period under the Transitional Services Agreement, make offers of employment to certain of the Employees (a “Transfer Offer”). If any Transfer Offer is accepted, the Seller shall procure that the relevant Employees are released from any notice periods, post-termination restrictive covenants or any other restrictions so that the Employees are able to commence employment with the Purchaser's Group immediately after completion of the services period under the Transitional Services Agreement (or such earlier date as the relevant Employee ceases to be required for the services). The Seller agrees to indemnify and keep indemnified the Company, each member of the Purchaser's Group, and their respective officers, directors, employees and shareholders, against any and all Losses suffered or incurred by them as a direct or indirect result of the employment or engagement or termination of employment or engagement of any of the Employees or any other person engaged to provide services in relation to the business carried out by the Company (including external consultants and contractors engaged by the Company) but excluding any such Losses: (i) arising in relation to the employment after the Completion Date or, if relevant, after an Employee ceases to provide services under the Transitional Services Agreement or termination of employment after the Completion Date or, if relevant, after an Employee ceases to provide services under the Transitional Services Agreement of any Employee who is employed by the Company or any member of the Purchaser’s Group following acceptance of a Transfer Offer or who otherwise is actively employed by the Company or any member of the Purchaser’s Group after Completion (it being agreed that the provision of services pursuant to the Transitional Services Agreement shall not be considered employment by or with the Company); or (ii) arising in relation to the engagement after the Completion Date or, if relevant, after a person ceases to provide services under the Transitional Services Agreement or termination of engagement after the Completion Date or, if relevant, after completion of the services period under the Transitional Services Agreement of any person who actively provides services after the Completion Date or, if relevant, after a person ceases to provide services under the Transitional Services Agreement to the Company or any member of the Purchaser’s Group. For the avoidance of doubt, this shall include (subject to the exclusions above) any such Losses which transfer under the TUPE Regulations to the Company or any members of the Purchaser's Group, or which relate to any breach or alleged breach of any obligations to inform and consult under the TUPE Regulations. The Seller agrees not to discourage any such Employee from accepting a Transfer Offer and not to disrupt any such offers of employment made by the Purchaser's Group.

6.9
From the date of this Agreement, the Parties shall exercise their respective commercially reasonable endeavours to agree the Transitional Services Agreement based upon the term sheet set out in Schedule 9.

6.10
To the extent that any amendment, waiver or amendment is agreed in relation to the Aspire Defence Limited transaction documentation (substantially for the purpose disclosed to the Purchaser as documents 15.38, 15.49 and 15.64 in the Data Room) prior to Completion, then the Seller shall (i) procure the delivery to the Purchaser of a letter from the Guarantor in a form reasonably satisfactory to the Purchaser that any such amendment, waiver or consent is reasonably expected not to adversely impact the financial performance of the Aspire Defence Limited transaction, and (ii) procure a letter or report from the Technical Advisor (Arcadis) commissioned by the Company and Ambac Assurance Corp. (or its Affiliate) that includes a statement to the effect that the proposed amendment, waiver or consent creates a low level of incremental risk to the Company.

7.	Completion

7.1
Subject to the Unconditional Date having occurred, Completion shall take place at the offices of the Seller’s Solicitors on the later of: (i) 3 January 2017; and (ii) the earlier of (A) second (2nd) Business Day after the Unconditional Date, and (B) 10 January 2017, or such other date and/or place as may be agreed in writing by the Parties pursuant to Clause 5.9 (“Completion Date”).

7.2	At Completion, the Seller shall observe and perform the relevant provisions of Part A of Schedule 2.

7.3	At Completion, the Purchaser shall observe and perform the relevant provisions of Part B of Schedule 2.

7.4
If a Party does not comply with its obligations in either Clause 7.2 or Clause 7.3 (as applicable), the other Party shall not be obliged to complete the acquisition or sale of the Shares or perform any of the other obligations set out in Clause 7.2 or 7.3 (as applicable) and such Party may in its absolute discretion (in addition and without prejudice to any other right or remedy available to it hereunder or at common law) by written notice to the other Party:

(a)	defer Completion to such other date (not being after the Long Stop Date) as such Party may specify (and so that the provisions of this Agreement relating to Completion shall apply mutatis mutandis);

(b)	waive all or any of the requirements contained or referred to in Clause 7.2 or 7.3 (as applicable) at its discretion and proceed to Completion so far as practicable; or

(c)	if the Long Stop Date has passed, terminate this Agreement in accordance with Clause 5.11(b).

8.	Seller’s Warranties

8.1	Subject to the other provisions of this Clause 8, the Seller hereby warrants to the Purchaser that the Seller’s Warranties are true, accurate and not misleading as at the date of this Agreement.

8.2
The Seller warrants that the Fundamental Warranties will at Completion be in all respects true, accurate and not misleading as if repeated by reference to the facts and circumstances then existing (except to the extent that any such warranty speaks only as of an earlier date, in which event such warranty shall have been true, accurate and not misleading as of such date) and, for the purposes of this Clause 8.2 only, any reference made to the date of this Agreement (whether express or implied) in any of the Fundamental Warranties shall be construed, as a reference to the date of Completion.

8.3	Any Warranty Claim shall be subject to the limitations and other provisions set out in Schedule 4.

8.4
The Purchaser shall not be entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if such fact, matter or circumstance is fairly disclosed in the Disclosure Letter or in the Data Room. For the purposes of this Agreement, “fairly disclosed” means that the fact, matter or circumstance is described in the Disclosure Letter or Data Room sufficient to enable a reasonable purchaser to make a reasonably informed assessment of the matter, fact or circumstance disclosed.

8.5
The Parties hereby acknowledge and agree that the Seller does not make any express or implied representation or warranty under this Agreement as to the future experience, success or profitability of the Business, whether or not conducted or administered in a manner similar to the manner in which the Business was conducted prior to Completion.

8.6
Without prejudice to Clause 8.4, none of the Seller’s Warranties, nor any other provision of this Agreement or any of the other Transaction Documents, shall be construed as a representation or warranty, directly or indirectly, by the Seller or any other member of the Seller’s Group as to:

(a)
the accuracy of any forecasts, assumptions, estimates, projections, or statements of honestly expressed opinion or intent contained in any accounting or actuarial information provided to the Purchaser (including, without limitation, the Accounts or the Management Accounts); or

(b)	the future fulfilment of any forecasts, assumptions, estimates, projections, or statements of honestly expressed opinion or intent.

8.7
All of the Seller’s Warranties contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement until the expiry of the period for making claims for breach of such warranties under this Agreement (at which time such warranties shall terminate).

9.	Post-Completion Covenants

9.1
The Purchaser undertakes to the Seller, that from Completion until the 6th (sixth) anniversary thereafter or such earlier time that Seller has provided written notice to Purchaser that the information and access described below is no longer reasonably required by the Seller (provided, that Purchaser shall give thirty (30) days’ notice to Seller prior to destroying any records to permit the Seller, at its expense, to examine, duplicate or repossess such books and records), at the Seller’s sole cost, upon reasonable notice at reasonable times during normal business hours (i) it shall promptly afford (and will procure that the Company promptly affords) to the Seller and its Authorised Representatives, reasonable access to the books, records, officers and employees of the Company, (ii) shall use reasonable endeavours to provide access to any audit records in the possession of its auditors, and (iii) shall provide information with respect to the Company, in the case of (i), (ii) and (iii), solely with respect to periods prior to the Completion Date, in a readily accessible form (including financial information in a form consistent with the Company’s historical practice for the preparation of such financial information), to the extent in the Purchaser’s possession, in each case, to the extent reasonably required by the Seller or any of its Affiliates for any lawful business purpose related to its prior ownership of the Company, the transactions contemplated by this Agreement or to comply with Applicable Law, including litigation (other than with the Purchaser or any of its Affiliates (including the Company), disputes (other than with the Purchaser or any of its Affiliates (including the Company), compliance, financial and Tax reporting, and the Purchaser shall cooperate fully with the Seller or its relevant Affiliates provided that such access does not unreasonably interfere with the conduct of the business of Purchaser or the Company. Purchaser shall not be required to disclose any information if Purchaser reasonably determines that: (i) information is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived; or (ii) disclosure may contravene any Applicable Law, fiduciary duty or agreement. The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the preceding sentence applies to the extent commercially practicable.

9.2
The Seller undertakes to the Purchaser, that from Completion until the 6th (sixth) anniversary thereafter or such earlier time that the Purchaser has provided written notice to the Seller that the information and access described below is no longer reasonably required by the Purchaser (provided, that the Seller shall give thirty (30) days’ notice to the Purchaser prior to destroying any such records to permit the Purchaser, at its expense, to examine, duplicate or repossess such books and records), at the Purchaser's sole cost upon reasonable notice at reasonable times during normal business hours, (i) it shall promptly afford (and will procure that each member of the Retained Seller Group promptly affords) to the Purchaser and its Authorised Representatives, reasonable access to the books, records, officers and employees of the Seller and each relevant member of the Retained Seller Group, and (ii) shall provide information with respect to the Company, in the case of (i) and (ii), solely with respect to periods prior to the Completion Date, in a readily accessible form, to the extent in the possession Seller or another member of the Seller’s Group or any third-party service provider to the Seller or another member of the Seller’s Group, in each case, to the extent reasonably required by the Purchaser or any of its Affiliates for any lawful business purpose related to their ownership and operation of the Company, the transactions contemplated by this Agreement or to comply with Applicable Law, including litigation (other than with the Seller or any of its Affiliates), disputes (other than with the Seller or any of its Affiliates), compliance, financial and Tax reporting provided that such access does not unreasonably interfere with the conduct of the business of Seller. The Seller shall not be required to disclose any information if the Seller reasonably determines that: (i) information is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived; or (ii) disclosure may contravene any Applicable Law, fiduciary duty or agreement. The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the preceding sentence applies to the extent commercially practicable. Seller and Purchaser agree that all books and records of the Company (which includes, but is not limited to, emails and other correspondence relating to the Company’s business), including information contained electronically on the computer systems of the Seller or other members of the Seller’s Group or any third-party service provider to the Seller or another member of the Seller’s Group are the property of the Company and that after Completion the Company shall have the right to examine, duplicate or repossess such books and records to the extent accessible by the Seller or other members of the Seller’s Group; provided that, to the extent any such books and records contain information not relating to the Company, Seller may redact such information. Any such books and records, while in the possession of the Seller or other members of the Seller’s Group shall be treated the same as information of the Seller, including being subject to the Seller and its Affiliates document retention policies; provided that Seller shall give thirty (30) days’ notice to the Purchaser prior to destroying any such books or records to permit the Purchaser to examine, duplicate or repossess such books and records.

9.3
The Parties hereby agree that the Company shall not be entitled to carry on business under the name “MBIA” or any confusingly similar name. Accordingly, the Purchaser hereby undertakes to the Seller to procure that by no later than 180 days after Completion the corporate name of the Company is changed to a name which does not contain or refer to the acronym of “MBIA” and is not confusingly similar to the current name of the Company (the “New Name”).

9.4
The Purchaser hereby undertakes to the Seller to procure that by no later than 180 days after Completion the Company shall cease using the Trademarks in respect of the following materials: (i) business cards; (ii) invoices; (iii) receipts; (iv) forms; and (iv) product, training and service literature and materials, (together, the “Materials”).

9.5
The Purchaser hereby undertakes to the Seller to procure that by no later than 90 days after Completion, the Company shall: (i) establish its own internet (wide area network) link for sending emails and or accessing the internet; (ii) set up an email domain name without referencing “MBIA” or any derivation thereof; and (iii) set up its own email server (software).

9.6
Notwithstanding this Clause 9, the Purchaser shall be entitled to refer to “MBIA” in any document or notice it is required or permitted to send or serve pursuant to any legally binding obligation, agreement, or court or legal proceeding provided, however, that any such document, notice, or court or legal proceeding shall specifically note the New Name each time “MBIA” is used.

10.	Purchaser’s Warranties

10.1	The Purchaser hereby warrants to the Seller as at the date of this Agreement and as at the Completion Date, as follows:

(a)
the Purchaser has requisite power, authority and capacity to enter into and perform its obligations under the Transaction Document to which it is a party and the Transaction Document constitute or will, when executed and delivered, constitute legal, valid and binding obligations on the Purchaser, enforceable in accordance with its terms, subject to any principles of equity or insolvency law;

(b)	the Purchaser has obtained all corporate authorisations required to empower it to enter into and perform its obligations under the Transaction Documents;

(c)
entry into and performance by the Purchaser of the Transaction Documents to which it is a party will not (i) breach any provision of the memorandum and articles of association, by-laws or equivalent constitutional documents, of the Purchaser, (ii) give rise to a default under, any contract or other instrument to which the Purchaser is a party that would materially impair the ability of the Purchaser to consummate any of the transactions contemplated hereby, or (iii) (subject to fulfilment of the Conditions) result in a breach of any Applicable Laws in the jurisdiction of incorporation of the Purchaser or of any order, decree or judgment of any court or any Governmental Authority that would materially impair the ability of the Purchaser to consummate any of the transactions contemplated thereby;

(d)
other than to the extent relevant to the Joint Conditions, no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Purchaser Party in connection with the execution and delivery of the Transaction Documents by the Purchaser Parties, or the consummation by the Purchaser Parties of the transactions contemplated thereby;

(e)	the Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation; and

(f)
the Purchaser is, and immediately prior to the Completion Date will be, the beneficial record holder of the Transferred Zohar Notes to be transferred by the Purchaser hereunder with full dispositive power thereover, and holds, and will hold, such Notes free and clear of all Encumbrances (except any that arise pursuant to this Agreement), and upon delivery of such Notes, assuming that the Seller has no notice of any adverse claims (within the meaning of Section 8-105 of the New York Uniform Commercial Code as in effect in the State of New York from time to time (the “UCC”)) to such Transferred Zohar Notes, the Seller will acquire a valid security entitlement (within the meaning of Section 8-102(a)(17) of the UCC) to such Transferred Zohar Notes, and no action (whether framed in conversion, replevin, constructive trust, equitable lien or other theory) based on an adverse claim (within the meaning of Section 8-105 of the UCC) to such security entitlement may be asserted against the Seller.

10.2
There is no Action pending or, to the knowledge of Purchaser, threatened against or affecting the Purchaser or any Affiliate of the Purchaser that (a) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (b) would reasonably be expected to impair the ability of Purchaser to consummate any of the transactions contemplated by this Agreement.

10.3
No member of the Purchaser’s Group is the subject of any governmental, regulatory or official investigation or enquiry which is in progress or threatened or pending which has or would reasonably be expected to have a material adverse effect on the Purchaser’s ability to execute, deliver and perform its obligations under this Agreement.

11.	Confidentiality and Announcements

11.1	The terms of the Confidentiality Agreement shall survive Completion.

11.2
Each of the Purchaser and the Seller, and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement with respect to such matters without the advance approval of the other party following such consultation (such approval not to be unreasonably withheld or delayed), except as may be required by Applicable Law or by the requirements or any securities exchange; provided that, in the event that any party is required by Applicable Law or the requirements of any securities exchange to issue any such press release or make any public statement and it is not feasible to obtain the advance approval of the other party hereto as required by this Clause 12.2, the party that issues such press release or makes such statement shall provide the other party with notice and a copy of such press release or statement as soon as reasonably practicable. Each Party hereby consents to the filing of a copy of this Agreement as an exhibit to one or more periodic filings to be made by the other Party under the U.S. Securities Exchange Act of 1934, as amended.

11.3
Nothing in Clause 12.2 shall restrict the Seller or the Company (after any public statement made in accordance with Clause 11.2) and the Purchaser or the Company (after Completion) from informing clients or suppliers of the acquisition of the Company by the Purchaser.

12.	Counterparts
This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts and each such counterpart shall constitute an original of this

Agreement but all of which shall together constitute one and the same instrument. This Agreement shall not be effective until each Party has executed at least one counterpart.

13.	Variation, Waiver and Consent

13.1	No amendment, variation or waiver of any provision of this Agreement (including any Condition) shall be effective unless it is in writing and signed by each of the Parties.

13.2
Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

13.3	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting Party and then only in the instance and for the purpose for which it was given.

13.4
Any single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

13.5
The rights, powers and remedies of each Party under this Agreement are cumulative and not exclusive of any rights or remedies of that Party under the general law. Each Party may exercise each of its rights, powers and remedies as often as it shall think necessary.

14.	Entire Agreement

14.1
The Transaction Documents constitute the entire and only agreement between the Parties relating to the subject matter of the Transaction Documents and, for the avoidance of doubt, the Transaction Documents supersede any and all previous agreements, discussions, correspondence, understandings and communications (whether written or oral) between the Parties with respect to the subject matter of the Transaction Documents.

14.2
Each Party acknowledges and agrees that it has not been induced to enter into any Transaction Document in reliance upon, nor have they been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents.

14.3
Save as provided for elsewhere in this Agreement, the only remedies available to the Purchaser in respect of the Transaction Documents are damages for breach of contract and, for the avoidance of doubt, it shall not have any right to rescind or terminate any Transaction Document.

15.	Withholding and Grossing-Up

15.1
All payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding save as may be required by law, in which event the deduction or withholding will not exceed the minimum amount which it is required by law to deduct or withhold and, in the case of payments from the Seller to the Purchaser, the payer will simultaneously pay to the payee such additional amounts as will result in the receipt by the payee of a net amount equal to the full amount which would otherwise have been receivable had no deduction or withholding been required.

15.2
If any amount payable to the Purchaser by the Seller for or in connection with any Warranty Claim or a Tax Covenant Claim is subject to Tax, that amount shall be paid so as to ensure that the net amount retained by the Purchaser after taking the Tax into account is equal to the full amount which would have been retained by the Purchaser but for the Tax.

16.	Notices

16.1
Save as otherwise provided in this Agreement, any notice, demand or other communication (“Notice”) to be given by any Party under, or in connection with, this Agreement shall be in writing, in English and signed by or on behalf of the Party giving it. Any Notice shall be served by hand or sending it by post to the address set out in Clause 16.2, or by sending it by email to the email address set out in Clause 16.2 and in each case marked for the attention of the relevant Party set out in Clause 16.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 16). Any Notice so served by post or email shall be deemed to have been duly given or made as follows:

(a)	if sent by email, at the time the sender receives an electronic delivery receipt thereof;

(b)	in the case of delivery, if delivered by hand, when delivered; or

(c)	if posted, at the earlier of the time of delivery and (if posted in the United Kingdom by first class registered post) 10 a.m. on the second Business Day after posting;
provided that, in each case, if any Notice would otherwise become effective on a day which is not a Business Day or after 5 p.m. on a Business Day, it shall instead become effective at 10 a.m. on the next following Business Day and if it would become effective before 9 a.m. on a Business Day, it shall instead become effective at 10 a.m. on that Business Day.
References to time in this Clause 16 are to New York City time.

16.2	The addresses of the Parties for the purpose of this Clause 16 are as follows:

(a)	MBIA UK (Holdings) Limited

Address:	6th Floor (North), 99 Bishopsgate, London EC2M 3XD

Email:	Ram.Wertheim@mbia.com For the attention of: Ram Wertheim
with a copy to:
MBIA Insurance Corporation

Address:	1 Manhattanville Road, Suite 301, Purchase, New York, 10577

Email:	Ram.Wertheim@mbia.com

For the attention of:	Ram Wertheim
with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
65 Gresham Street
London EC2V 7NQ

Attention:	James C. Scoville

Email :	jcscovil@debevoise.com

(b)	Purchaser
Assured Guaranty Corp.
1633 Broadway
New York, New York 10019
Attention: General Counsel
E-mail: generalcounsel@assuredguaranty.com
with a copy (which shall not constitute notice) to:
Mayer Brown LLP
71 South Wacker Drive
Chicago. Illinois 60606
Attention: Edward S. Best
E-mail: ebest@mayerbrown.com

16.3
A Party may notify the other Parties to this Agreement of a change to its name, relevant addressees or address or for the purposes of this Clause 16, provided that such notice shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)
if no date is specified or the date specified is less than 5 (five) Business Days after the date on which notice is given, the date following 5 (five) Business Days after notice of any change has been given.

17.	Costs and Stamp Duty

17.1
Except as otherwise expressly provided in this Agreement, each Party shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement, any other Transaction Documents and any other agreement or document incidental to or referred to in this Agreement.

17.2
The Purchaser shall be responsible for the payment of any and all stamp duty payable in respect of the sale and purchase of the Shares. The Parties acknowledge that, as of the date of this Agreement, the outstanding principal amount of the Transferred Zohar Notes is US$346 million.

18.	Continuing Effect
Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.

19.	Severability

19.1
If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

20.	Assignment

20.1	Subject to Clauses 20.2 and 20.3, no Party shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of the other Party.

20.2
This Agreement and all benefits and obligations hereunder may be transferred (whether through liquidation or other distribution or transfer) in whole but not in part by the Seller to the Guarantor, in which event the Seller shall hereby be released from, and the Purchaser hereby consents to and agrees (on behalf of itself and each of its Affiliates): (a) to release the Seller from all obligations and liabilities and waive any and all claims against the Seller under or in respect of this Agreement and the transactions contemplated hereby; and (b) to the assumption by the Guarantor of all such obligations pursuant to the Guarantee.

20.3
This Agreement and the benefits arising under it may be assigned in whole or in part by the Purchaser to any member of the Purchaser’s Group (provided that if such assignee ceases to be a member of the Purchaser’s Group, this Agreement and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Purchaser immediately before the assignee ceases to be a member of the Purchaser’s Group).

20.4
Provided that, in the case of an assignment pursuant to Clause 20.3, then the liability of any Party to such an assignee and all other persons shall not be greater than it would have been had such an assignment not taken place, and all rights, benefits and protections afforded to a Party shall continue to apply to the benefit of that Party as against the assignee as they would have applied as against the person who is a Party to this Agreement.

21.	Payments and Currency Conversion

21.1	Unless otherwise expressly stated and except for the Seller Cash Payment and any Purchaser Cash Payment, each payment of cash to be made under this Agreement shall be in Pounds Sterling.

21.2
Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Conversion Date. For the purposes of this Clause 21:

(a)
Conversion Rate means the spot closing mid-point rate for a transaction between the two currencies in question on the date immediately preceding the Conversion Date as quoted by the Financial Times, London edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)	Conversion Date means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

21.3
If any Party which is required to pay any sum under this Agreement fails to pay any sum payable by it under this Agreement on the due date for payment (“Defaulting Party”), it shall pay interest on such sum for the period from and including the due date up to the date of actual payment (after as well as before judgement) in accordance with this Clause 21.

21.4	The Defaulting Party shall pay interest at the rate of 2% above the base rate from time to time of Barclays Bank plc, which interest shall accrue from day to day and be compounded quarterly.

22.	Further Assurance

22.1
Each Party shall (and shall procure that each of its Affiliates shall) from time to time at its own cost do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery of them) as the other Party shall from time to time reasonably require, to give full effect to the Transaction Documents.

23.	Third Party Rights

23.1	Save as otherwise provided in this Agreement, the Parties do not intend any term of this Agreement to be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999.

24.	Governing Law and Dispute Resolution

24.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of England and Wales.

24.2
The English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) and the Parties agree to submit to the exclusive jurisdiction of the English courts.

25.	Agent for Service

25.1
The Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England. The Purchaser hereby appoints Assured Guaranty (Europe) Ltd., 11th floor, 6 Bevis Marks, London EC3A 7BA. Any claim form, judgment or other notice of legal process shall be sufficiently served if delivered to such agent at its address for the time being. In the event that the Guarantor assumes all of the Seller’s obligations under this Agreement as provided in Clause 20.2, the Guarantor shall at all times thereafter maintain an agent for service of process and any other documents in proceedings in England.

25.2
The Purchaser shall not revoke the appointments made in this Clause 25. If for any reason an agent appointed under this Clause 25 ceases to act as such or ceases to have an address in England, the Purchaser shall promptly appoint another agent and notify the Seller and the Guarantor of the appointment and the new agent’s name and address.

25.3
If the Purchaser fails to appoint an agent for service in accordance with Clause 25.1 above, the Seller shall be entitled to appoint an agent at the Purchaser’s expense. If the Guarantor fails to appoint an agent for service in accordance with Clause 25.1 above, the Purchaser shall be entitled to appoint an agent at the Guarantor’s expense.

IN WITNESS whereof the Parties have executed this Agreement on the date first above written.

Signed for and on behalf of MBIA UK (HOLDINGS) LIMITED by its duly authorised representative	) ) )	/s/ William C. Fallon …………………………………………. William C. Fallon ………………………………………….

Signed for and on behalf of ASSURED GUARANTY CORP. by its duly authorised representative	) ) )	/s/ James M. Michener …………………………………………. James M. Michener ………………………………………….

SCHEDULE 1

THE COMPANY

Name	MBIA UK Insurance Limited
Date of incorporation	22 March 2002
Place of incorporation	England and Wales
Company Registration number	4401508
Registered office	6th Floor (North) 99 Bishopsgate London EC2M 3XD
Directors	Ram David Wertheim Hugh John Boyle William Charles Fallon Philip Charles Sullivan Kenneth Geoffrey Cox David John Hindley
Secretaries	Karen Lynch Ram David Wertheim
Stated capital	£69,000,000
Issued shares	69,000,000 ordinary shares of £1 each
Registered shareholder (percentage of total number of issued shares held)	MBIA UK (Holdings) Limited (100%)

SCHEDULE 2

COMPLETION

PART A
SELLER’S OBLIGATIONS AT COMPLETION

1.
At Completion, the Seller shall pay the Seller Cash Payment to the Purchaser by way of telegraphic transfer in immediately available funds to the Designated Bank Account and deliver (or procure to be delivered) to the Purchaser:

(a)
a duly executed instrument of transfer in respect of the Shares, in the agreed form, in favour of the Purchaser, together with the relevant original share certificate(s) and any power of attorney or other authority under which those transfers have been executed;

(b)	a copy of the original share certificate(s) of the Seller relating to the Shares, duly cancelled;

(c)
an irrevocable power of attorney (in the agreed form) executed by the Seller in favour of the Purchaser, or its nominees, enabling the Purchaser, or its nominees, pending registration of the transfers of the Shares, to exercise all voting and other rights attaching to the Shares and to appoint proxies for that purpose;

(d)	a certificate of the Seller duly executed by an authorised officer of the Seller, dated as of the Completion Date, certifying as to the Seller’s compliance with the Condition in Clause 5.3(a);

(e)
a copy of a resolution of the board of directors of the Seller (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Seller of its obligations under this Agreement and the other Transaction Documents to which it is a party;

(f)
a copy of a resolution of the board of directors of the Guarantor (certified by a duly appointed officer as true, accurate and complete) authorising the execution of and the performance by the Guarantor of its obligations under the Guarantee;

(g)	letters of resignation, in the agreed form, from each of the directors, the SIMRs and secretaries of the Company, effective upon Completion;

(h)	all the statutory books and records of the Company and its certificate of incorporation and common seals;

(i)	a duly executed copy of the Transitional Services Agreement;

(j)	a duly executed copy of the Guarantee; and

(k)	a duly executed deed of termination, in the agreed form, of each of the agreements set out in Schedule 6.

2.
At Completion, the Seller shall cause the directors of the Company to hold a meeting of the board at which the directors shall pass resolutions to and shall deliver to the Purchaser duly executed board minutes, in the agreed form, in which the directors of the Company:

(a)	approve the registration of the Purchaser as holder of the Shares in the Company’s Share Register and the issuance of the share certificate to be issued to the

Purchaser, subject to the production of duly stamped and completed instruments of transfer in respect of the Shares;

(b)	appoint such persons as the Purchaser may have nominated as SIMRs, directors and secretary of the Company and accept the resignation of the existing SIMRs, directors and secretary of the Company;

(c)	approve the revocation of the existing bank mandates and the issue of new mandates in relation to the Company to such bank or banks and in such form as the Purchaser may direct; and

(d)	approve to change the registered office of the Company as directed by the Purchaser.

SCHEDULE 2

PART B

PURCHASER’S OBLIGATIONS AT COMPLETION

1.
At Completion, the Purchaser shall transfer the Transferred Zohar Notes to the Seller by way of book-entry transfer to the Designated DTC Account, pay the Purchaser Cash Payment to the Seller if any and transfer all other property referred to in Clause 3.2 (and provide the Seller with such evidence of transfer as it shall reasonably request).

2.	At Completion, the Purchaser shall a deliver (or procure to be delivered) to the Seller:

(a)
a certificate of the Purchaser duly executed by an authorised officer of the Purchaser, dated as of the Completion Date, certifying as to the Purchaser’s compliance with the Condition in Clause 5.4(a); and

(b)	a duly executed copy of the Transitional Services Agreement.

SCHEDULE 3

WARRANTIES

1.	The Seller and the Shares

1.1	The Seller has requisite power, authority and capacity to enter into and perform its obligations under each of the Transaction Documents to which it is a party.

1.2
The Transaction Documents to which the Seller is a party constitute or will, when executed, constitute legal, valid and binding obligations of the Seller enforceable in accordance with their terms, subject to any principles of equity or insolvency law.

1.3	The Seller has all requisite corporate powers and authority to own its assets and to conduct its business as conducted at the date of this Agreement.

1.4
The Seller has obtained all corporate authorisations required to empower it to enter into and perform its obligations under the Transaction Documents to which it is a party and (other than to the extent relevant to the Purchaser Conditions) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement.

1.5
Entry into and performance by the Seller of the Transaction Documents to which it is a party will not (i) breach any provision of the Seller’s memorandum and articles of association, by-laws or equivalent constitutional documents, (ii) give rise to a default under any contract or other instrument to which the Seller is a party or by which it or its properties are bound, or (iii) (subject to fulfilment of the Conditions) result in a breach of any Applicable Law in its jurisdiction of incorporation or of any order, decree or judgment of any applicable court or any Governmental Authority, where in, in the case of (ii) and (iii), the default or breach would materially and adversely affect Seller’s ability to enter into or perform its obligations under this Agreement.

1.6
Other than to the extent relevant to the Joint Conditions, no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Seller Party in connection with the execution and delivery of the Transaction Documents to which it is a party by such Seller Party, or the consummation by such Seller Party of the transactions contemplated thereby.

1.7
The Shares are fully paid or properly credited as fully paid and free from any Encumbrance and the Seller is: (i) the sole legal and beneficial owner of the Shares free from all Encumbrances and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

1.8
The transactions contemplated by this Agreement is an arm’s length transaction and the product of a sale process run by the Seller with the advice and guidance of investment banking professionals retained by the Seller and the Consideration for the Shares represents the Fair Market Value of the Shares.

2.	The Company

2.1
The Company is validly incorporated, in existence and duly registered under the laws of England and Wales. The Company has all requisite corporate powers and authority to own its properties and conduct its business as conducted at the date of this Agreement. The Seller has included in the Data Room true, accurate and complete copies of its memorandum and articles of association (collectively, the “Organisational Documents”).

2.2
The Shares constitute the entire issued share capital of the Company and were duly authorised and validly issued and are fully paid and non-assessable, and are not subject to any pre-emptive rights. None of the Shares is subject to pre-emptive rights. None of the Shares was issued in violation of any pre-emptive rights or any Applicable Law.

2.3
There are in existence no rights or options (exercisable now or in the future and whether contingent or not) to call for the issue, allotment or transfer of any share or loan capital in the Company. There are no restrictions upon the voting or transfer of the issued and outstanding shares of the Company pursuant to the Organisational Documents of the Company or any agreement to which any member of the Seller’s Group or the Company is a party.

2.4	The information on the Company set out in Schedule 1 is true, complete, accurate and not misleading.

2.5
The register of members and all other statutory books of the Company are in its possession, have been properly kept and contain a true, accurate and complete record of all matters that they should address. All returns, resolutions and other documents necessary to be filed with the Registrar of Companies have been duly filed, and were correct in all material respects when filed.

3.	Accounts and Management Accounts

3.1
The Seller has included in the Data Room copies of the Accounts, and in each case such accounts have been prepared in all material respects in accordance with UK GAAP and Applicable Law and give a true and fair view of the state of the Company’s affairs at their respective dates and of its profit for the year then ended.

3.2
The Seller has included in the Data Room a copy of the Management Accounts, which have been prepared on a basis materially consistent with the 2015 Accounts. The Management Accounts have been accurately extracted from the Company’s accounting ledgers and accurately reflect all assets and liabilities of the Company as of 30 June 2016 and the items of revenue and expense for the six months ended 30 June 2016 that are required to be reflected under UK GAAP in the financial statements of the Company.

3.3
The Seller has included as document 7.3.30 in the Data Room trial balances as of and for the six months ended 30 June 2016 entitled UK GAAP, US GAAP and US STAT respectively. The information in such trial balances (i) has been accurately extracted from the Company’s accounting ledgers and (ii) the trial balance entitled UK GAAP has been prepared on a basis materially consistent with the accounting policies and the application thereof used in preparing the 2015 Accounts.

3.4
No material deficiencies have been asserted in writing by any Governmental Authority with respect to the Accounts, which have not been cured, waived or otherwise resolved to the material satisfaction of such Governmental Authority.

3.5
The Seller has included at document 13.3.1.4 in the Data Room an audited reconciliation of the Seller’s net equity and net income as of and for the year ended 31 December 2015, and an auditor’s report with respect thereto presented on a UK GAAP basis to a US GAAP basis, and such reconciliation properly reconciles in all material respects the Seller’s net equity and net income prepared on a UK GAAP basis to the equivalent amounts measured by reference to US GAAP.

3.6
The technical provisions established or reflected in the Accounts and the Management Accounts were determined in all material respects in accordance with UK GAAP. Under UK GAAP or Applicable Law, no technical provisions for claims outstanding or unexpired risks were required to be established or reflected in the Accounts for the year ended 31

December 2015 or the Management Accounts. The technical provisions for claims outstanding or unexpired risks in the Accounts and Management Accounts (i) were determined based on assumptions that were reasonable in relation to the relevant policy and contract provisions; (ii) reflect each policy, contract, claim and risk in the books and records of the Company that should, in accordance with UK GAAP, have a technical provision or other liability reflected in such Accounts or Management Accounts, as the case may be; and (iii) are in compliance in all material respects with the requirements of Applicable Law.

3.7
The Seller has included at document 7.6.1 in the Data Room a reconciliation of the Seller’s net equity as of 31 December 2015 prepared on a UK GAAP basis to SAP, and such reconciliation properly reconciles in all material respects the Seller’s net equity prepared on a UK GAAP basis to the equivalent amounts measured by reference to SAP.

3.8	The Company maintains internal accounting controls sufficient to provide reasonable assurance that (as construed in accordance with the US Securities Exchange Act 1934, as amended):

(a)	transactions are executed in accordance with management's general or specific authorization;

(b)
transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with generally accepted accounting principles, and (ii) to maintain accountability for its assets;

(c)	access to assets is permitted only in accordance with management's general or specific authorization; and

(d)	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.	No Undisclosed Liabilities
The Company does not have any indebtedness, liabilities, obligations or commitments, whether or not accrued, known or unknown, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with UK GAAP except for such indebtedness, liabilities, obligations and commitments (a) provided for, reflected, reserved against or disclosed (in each case either specifically or generally) in the Accounts or the Management Account, or, in each case, in the notes thereto; or (b) liabilities incurred in the ordinary course of business since 31 December 2015.

5.	Events since the Locked Box Date

5.1
Since the Locked Box Date, the Company has conducted its business in the ordinary course of business consistent with past practice, and there has been no event or change which has had, or would reasonably be expected to have, a Material Adverse Effect.

5.2	Since the Locked Box Date, the Company has not:

(a)	resolved to change its name or to alter its memorandum or articles of association;

(b)	allotted or issued or agreed to allot or issue any shares or any securities or granted or agreed to grant any right which confers on the holder any right to acquire any shares or other securities;

(c)	factored, sold (or agreed to factor or sell) any debts or other receivables;

(d)	declared, paid to its shareholders or made (or agreed to declare, pay or make) any dividend or other distribution;

(e)	repaid, redeemed or purchased (or agreed to repay, redeem or purchase) any of its share capital or loan capital or agreed to do so;

(f)	reduced (or agreed to reduce) its share capital;

(g)	passed any resolution from any of its members;

(h)
made, or agreed to make, any change (including any change by the incorporation, acquisition or disposal of a subsidiary or a business or material assets in any case for a consideration not representing open market value) in the nature or extent of its business;

(i)	created, or agreed to create, any encumbrance, charge or lien over its business, undertaking or over any of its material assets;

(j)	appointed new auditors;

(k)	made any change in its accounting policies or the interpretation thereof or reference period; or

(l)	taken any action specified in Schedule 5 which action, if occurring during the period from the date hereof to the Completion Date, would require the prior consent of the Purchaser.

6.	Bank Accounts and Borrowings

6.1
Details of all bank accounts maintained by the Company are set out in the Data Room. These details include (in each case) the name and address of the bank with whom the account is kept, and the number and nature of the account.

6.2
Details of all overdraft, loan and other financial facilities available to the Company, if any, are set out in the Disclosure Letter or in the Data Room and, so far as the Seller is aware, the Company has not done anything whereby the continuance of any of those facilities will be affected or prejudiced. Details of all debentures, charges, guarantees and, indemnities given to secure those facilities and other security arrangements given by the Company (if any) are set out in the Disclosure Letter or in the Data Room.

7.	Regulatory Matters

7.1
The Company has obtained all licences, permits, consents and other permissions and approvals required by that company to carry on its business in the places where and in the manner in which its business is carried on as of the date of this Agreement (the “Permissions”).

7.2
The Permissions are in full force and effect, unconditional (other than the general duty to comply with applicable rules and regulatory restrictions placed on such Permissions, set out on the FCA register) or subject only to a condition which has been satisfied.

7.3
The Company has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws, or other equivalent constitutional documents, policies and procedures manual and in accordance with all Applicable Laws, regulations and rules.

7.4
The Company has not committed any material breach of any Regulatory Requirement and (i) there are no investigations, disciplinary proceedings, complaints or disputes outstanding against the Company or, any of its directors, officers or employees or the Employees, nor (ii) has any written notice or other communication (official or otherwise) been received by the Company from any Governmental Authority with respect to an alleged, actual or potential violation and/or failure to comply with any such Regulatory Requirement or requiring the Company to take or omit any action.

7.5
The Seller has included in the Data Room true, accurate and complete (a) copies of all material reports and registrations (including registrations as a member of an insurance holding company system) and any supplements or amendments thereto filed by the Company with any Governmental Authority; and (b) copies of all financial examination and market conduct examination reports (or the most recent drafts thereof) of any Governmental Authority with respect to the Company since the Relevant Date.

7.6
All Insurance Contracts currently issued by the Company, to the extent required under Applicable Law, are on forms approved by the applicable Governmental Authority or have been filed and not objected to (or such objection has been withdrawn or resolved) by such Governmental Authority within the period provided for objection, except to the extent as would not reasonably be expected to result in a material violation of Applicable Law.

7.7
The Company has filed all material reports, statements, documents, registrations, filings and submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, filings and submissions complied in all material respects with Applicable Law in effect when filed, and no material deficiencies have been asserted by, nor any material penalties imposed by, any such Governmental Authority with respect to such reports, statements, documents, registrations, filings or submissions.

7.8
The Company has not underwritten any new Insurance Contract since 1 January 2013. The Company has not underwritten any insurance other than financial guaranty insurance of the type described in Section 6901(a)(1)(A) of the New York Insurance Law.

8.	Contractual Matters

8.1
The Data Room includes true, accurate and complete copies of each Material Contract to which the Company is a party as at the date of this Agreement in folders 3, 4, 6.3, 7.4, 9, 19, 21 and 23, and a list of all Material Contracts to which any member of the Seller’s Group (other than the Company) is a party and by which the Company is bound or under which the Company obtains goods or services in documents 6.3.2.5 and 6.3.2.49. The term “Material Contract” means any of the following types of contracts to which the Company is a party or by which it is bound as at the date of this Agreement:

(a)
any contract which contains any provision or covenant limiting in a material respect the ability of the Company to engage in any line of business, to compete with any person or to do business in any geographic area, in each case except for contracts and agreements that limit the ability of the Company to solicit the employment of or hire individuals employed by other persons;

(b)
mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit to the Company or the direct or indirect guarantee by the Company of any obligation for borrowed money of any person or any other liability of the Company in respect of indebtedness for borrowed money of any person, other than Insurance Contracts;

(c)	any contract between the Company, on the one hand, and any director or officer of the Company (or any Affiliate of any such director or officer (other than the Company)), on the other hand;

(d)	any joint venture or partnership contract;

(e)	any contract under which the Company may become obligated to pay any brokerage or finder fee;

(f)	any collective bargaining agreement;

(g)	any Insurance Contract and any reinsurance or coinsurance treaties or agreements, including retrocessional agreements, to which the Company is a party;

(h)
any license agreement pursuant to which the Company (A) has acquired the right to use any material Intellectual Property, other than software and other Intellectual Property that is generally commercially available and was licensed by the Company; or (B) has granted to any third party any material license to use any material Intellectual Property;

(i)
any contract pursuant to which the Company is entitled to indemnification or reimbursement for losses arising out of or related to any Action, whether or not the Company or any Affiliate is a party to such Action, other than Insurance Contracts;

(j)
any other contract of the Company (other than Insurance Contracts) providing for the provision of goods or services involving consideration in excess of £100,000 annually or (£1,000,000) in the aggregate over the term of the contract and that is not terminable on notice of 90 or fewer calendar days without penalty or premium; and

(k)
any contract relating to the acquisition or disposition of any business (whether by merger, consolidation or sale of stock or assets or otherwise) or any material amount of assets (other than investment assets), in each case having a value in excess of £1,000,000 which contract contemplates material future payments or has continuing material indemnification obligations relating to representations and warranties after the date hereof (other than indemnification obligations under any such contract that survive indefinitely or until the expiration of, or a certain time period following the expiration of, any applicable statute of limitations).

8.2
Each of the Material Contracts constitutes a valid and binding obligation of the Company and, so far as the Seller is aware, each other party thereto, enforceable against the Company and, so far as the Seller is aware, each other party thereto in accordance with its terms, subject to creditors rights generally, and is in full force and effect.

8.3
Since the Relevant Date, no counterparty to a Material Contract has given notice of its intention to terminate or, so far as the Seller is aware, has threatened in writing to terminate, or has sought to repudiate or disclaim, such Material Contract.

8.4	So far as the Seller is aware, no counterparty to a Material Contract is in material breach or has triggered an event of default of such Material Contract.

8.5
No consent is required from any person under any Material Contract in order to consummate the transactions contemplated by this Agreement and no Material Contract contains any provision that would allow the other party or parties to terminate such Material Contract as a result of the transactions contemplated hereby.

8.6
The Company is not in material breach or has triggered an event of default of any Material Contract and, so far as the Seller is aware, no matter or cause exists which would reasonably be expected to give rise to such breach.

8.7
The Data Room contains true, accurate and complete copies of all material legal transaction documentation, underwriting memos, current surveillance models and other current material technical insurance adviser, financial and performance reports related to the Insurance Contacts. No waiver or amendment exists that is not included in the Data Room that could be reasonably viewed as (i) increasing the risk of loss on any Insurance Contract or (ii) adversely affecting the Company’s rights in relation to any Insurance Contract.

8.8	The Company is not a party to any material agreement with any member of the Retained Seller’s Group which is not a Material Contract or entered into on an arm’s length basis.

8.9	There are no outstanding agreements or arrangements under which the Company is under an obligation to acquire or dispose of all or a material part of its assets or business.

8.10
Each of the items of information contained in the Excel Spreadsheet headed “Portfolio Attributes” (contained in the Data Room at document number 1.30) is true and accurate and, insofar as the Excel Spreadsheet purports to disclose information, complete and there are no Insurance Contracts to which the Company has any exposure or potential liability other than the Insurance Contracts listed on such spreadsheet. Such Excel Spreadsheet does not contain any inaccuracy or omission that, if corrected or disclosed, would show an increase in the Company's insured exposure or a decrease in the amount of annual premium rate due with respect to any Insurance Contract.

8.11
There are no Material Contracts or Insurance Contracts containing any cross-defaults, cross-accelerations or other similar provisions that would have the effect of accelerating or increasing the Company’s obligations thereunder, require the Company to post collateral or otherwise secure its performance thereunder, or lose rights to exercise control or other remedies, upon any change, development, occurrence, event or effect with respect to the Retained Seller’s Group.

8.12
There are no Insurance Contracts in respect of which the Company may be required to make payments (other than credit protection payments) or post collateral as a result of either (A) a requirement that the Company post collateral pursuant to a credit support annex, other credit support document or similar arrangement; or (B) a mark-to-market termination payment that is payable by the Company upon the termination of a swap transaction for a reason other than the failure by the Company to pay pursuant to an Insurance Contract; a disclaimer, repudiation, challenge or similar action by the Company of the validity of its obligations under an Insurance Contract; or an insolvency or similar event relating to the Company.

9.	Compliance with Applicable Law

9.1
Since the Relevant Date, the Company has complied in all material respects with Applicable Law. Since the Relevant Date, the Company has not received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of the Company to comply with, any Applicable Laws.

10.	Litigation

10.1	The Company is not involved in any Action and, so far as the Seller is aware, no such Action has been threatened by or against the Company since the Relevant Date.

10.2	There is no Action pending or, to the knowledge of the Seller, threatened against or affecting the Seller or any Affiliate of the Seller that (a) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement, or (b) would reasonably be expected to impair the ability of Seller to consummate any of the transactions contemplated by this Agreement.

10.3
No member of the Seller’s Group is the subject of any governmental, regulatory or official investigation or enquiry which is in progress threatened or pending, which has or would reasonably be expected to have a material adverse effect on the Seller’s ability to execute, deliver and perform its obligations under this Agreement.

11.	Intellectual Property

11.1	The Company does not own any Intellectual Property.

11.2
Except as would not be reasonably likely to have a Material Adverse Effect, the operation of the business of the Company does not infringe or misappropriate the intellectual property rights of any third party. The Company has not received any written notice that it has infringed, misappropriated or otherwise violated any intellectual property rights owned by third parties.

12.	Insolvency

12.1	The Company is not unable to pay its debts within the meaning of section 123(1) of the Insolvency Act 1986 or is unable to pay its debts as they fall due.

12.2
No petition has been issued or order made for the winding-up of the Company, and no meeting has been convened for the purpose of considering a resolution for the winding up of the Company nor has any such resolution been passed.

12.3
No application has been made to the court or order made for the administration of the Company and no notice has been given of any intention to appoint an administrator of the Company. No provisional liquidator, liquidator, administrative receiver or other receiver, administrator, trustee or other similar officer has taken possession of or been appointed over, and no Encumbrancer has taken possession of, the whole or any part of the property of the Company and no circumstances exist which would justify or entitle the appointment of any of the same.

12.4
No distress, execution, sequestration or other process has been levied or enforced on or against the whole or any part of the property of the Company and, so far as the Seller is aware, none are threatened or proposed.

12.5
No proposals have been made for and the Company has not entered into any company voluntary arrangement (within the meaning of Part I of the Insolvency Act 1986), and no proposals have otherwise been made for and the Company has not entered into any compromise with any of their respective creditors.

12.6
The Company has not been struck off the register and no application has been made to strike the Company off the register pursuant to section 652A of the Companies Act 1985 or section 1003 of the Companies Act 2006 and, so far as the Seller is aware, the registrar of companies has not taken any steps in contemplation of striking the Company off the register.

12.7
The Company has not breached and/or failed to pay and/or failed to comply (as appropriate) with any judgment, award, court order or fine or other penalty made or imposed against the Company and there is no unsatisfied or unpaid (as appropriate) judgment, award, court order or fine or other penalty outstanding against the Company. Further, no continuing or future obligation, restriction or prohibition has been imposed on or against the Company by a court or other competent authority, and the Company is not subject to any continuing or future obligation, transaction or prohibition imposed by a court or other competent authority. There are no judgments, awards, court orders or fines or other penalties previously imposed on or made against the Company which may impact upon or affect the Company, its business or its assets.

12.8	The Company has not been subject to any event which, under the Applicable Law of any jurisdiction, has an effect analogous to any of the events specified in paragraphs 13.1 to 13.8.

13.	Property

13.1	The Disclosure Letter lists all freehold and leasehold properties used or occupied by the Company as at the date of this Agreement (the “Property”).

13.2	The Property comprises all the real properties used or occupied by the Company for the purpose of the Business.

13.3	So far as the Seller is aware, no written notice of any material dispute or compulsory purchase notice order has been received by the Company in relation to the Property.

14.	Employees
The Company does not employ any employees, contractors or consultants. For the avoidance of doubt, the Employees are employed by Trifinium Services Limited or MBIA Services Corporation.

15.	Employee Benefits

15.1
The Company has no liability or contingent liability with respect to: (i) any retirement benefit, life assurance, death benefit, sickness or accident benefit scheme or arrangement, deferred compensation plan, incentive compensation plan, stock plan, retention plan or agreement, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program, flexible benefit plan, dependent care plan or any fringe benefit arrangements for any current or former employee, or director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding; (ii) any employment agreement or consulting agreement; (iii) any multi-employer plan (as defined in section 3(37) of ERISA); or (iv) any plan subject to Title IV of ERISA, and no proposal has been announced to enter into or establish any scheme, plan or arrangement of these kinds.

15.2
Neither the Company nor any of its ERISA Affiliates contributes to, has contributed to, or has any liability or contingent liability with respect to a (i) multi-employer plan (as defined in section 3(37) of ERISA), or (ii) any plan subject to Title IV of ERISA.

16.	Insurance

16.1
The Data Room contains a list of each insurance policy in respect of, or relating to, directors and officers liability, fiduciary liability, employment practices liability, errors and omissions liability or workers’ compensation liability maintained by the Company or with respect to which the Company is a named insured or otherwise beneficiary of coverage that was in effect as of September 14, 2016. Policies that are substantially similar in coverage to such policies became effective on September 15, 2016 and such insurance policies are in full force and effect and the Company is not in material default with respect to their payment obligations under such policies. Consummation of the transactions contemplated by this Agreement will not adversely affect the Company’s ability to make a claim under any such policies after Completion relating to occurrences prior to Completion.

17.	Tax
Administration and compliance

17.1
Since the Relevant Tax Date, the Company has made all Tax returns required to be made, and supplied all information required to be supplied, to any Tax Authority on a timely basis, and all such tax returns and information are true, accurate and complete in all respects and are not the subject of any dispute with a Tax Authority.

17.2
The Company has not requested from any Tax Authority any extensions of time for the filing of any currently outstanding tax returns or other documents relating to Tax not being an extension available to companies or taxpayers generally.

17.3	The Company has prepared, kept and preserved sufficient records as required by law and to enable it to deliver correct and complete returns. Such records are accurate and up-to-date.

17.4	All material Tax which the Company has been liable to pay or account for since the Relevant Tax Date has been duly paid by the due dates.

17.5
The Company has not within the last six years paid or become liable to pay any material penalty, fine, surcharge or interest in connection with Taxation. The Company is not subject to any suspended penalties.

17.6
The amount of Tax chargeable on the Company since the Relevant Tax Date has not to any material extent, depended on any concession, agreement or other arrangement with any Tax Authority. Details of all concessions, agreements and arrangements entered into have been Disclosed.

17.7
Since the Relevant Tax Date, all consents or clearances obtained in respect of any transaction to which the Company has been a party have been so obtained on the basis of full and accurate disclosure to the relevant Tax Authority and have been Disclosed.

17.8
The Company has, since the Relevant Tax Date, deducted or withheld amounts in respect of Tax where legally required to do so and have accounted to the relevant Tax Authority for the Tax so deducted or withheld.

17.9
The Company is not, so far as the Seller is aware, likely to become liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to any person other than the Company.

17.10
The Company is not currently, nor has it been in the period since the Relevant Tax Date, subject to any investigation, enquiry, discovery or audit by any Tax Authority and no such investigations, enquiries, discoveries or audits are anticipated.

Stamp taxes

17.11
Since the Relevant Tax Date, all documents on which stamp duty or any other transfer, registration or documentary Tax or duty is chargeable, and which are in the possession of the Company, have been duly stamped (or, as the case may be, such transfer, registration or documentary Tax has been duly paid).

17.12
Neither entering into this Agreement nor Completion will result in the withdrawal of any stamp duty or transfer or registration tax relief granted on or before Completion which will affect the Company.

Tax provision in the 2015 Accounts and the Management Accounts

17.13
The 2015 Accounts and the Management Accounts for the period ended 30 June 2016 include provision or reserve (including proper provision for deferred Tax) in accordance with generally accepted accounting practice for Tax liable to be assessed on the Company or for which the Company is liable in respect of profits earned, accrued or received on or before the Accounts Date or 30 June 2016 respectively and in respect of any event occurring or deemed to have occurred on or before the Accounts Date or 30 June 2016 respectively.

17.14
The execution or completion of this Agreement or the occurrence of any other event since the Locked Box Date will not result in any profit or gain being deemed to accrue to the Company for Tax purposes.

VAT

17.15
The Company (i) is, where it ought to have been so registered, a duly registered taxable person for the purposes of VAT (or other equivalent sales or similar Tax), (ii) does not own any asset which is a capital item subject to the capital goods scheme under Part XV of the VAT Regulations 1995, (iii) is not, and has not applied for treatment as, a member of a VAT group which includes any other company and (iv) has not (where available under relevant legislation) at any time exercised any option to tax any land.

17.16
Since the Relevant Tax Date, the Company has complied with its legal obligations relating to value added tax, including maintaining and retaining complete, accurate and up to date records, invoices and other documents in such form and for such periods as required by law.

Distributions

17.17
No distribution or deemed distribution has been made (or will be deemed to have been made) by the Company between the Locked Box Date and Completion which gives or may give rise to a liability for Tax on the Company, nor is the Company bound or liable to make any such distribution.

Loans and derivatives

17.18
All financing costs, including interest, discounts and premiums payable by the Company in respect of its loans and accounts payable or in respect of its derivatives contracts, are deductible by the Company in computing its profits, gains or losses for Tax purposes.

Transfer pricing

17.19
All transactions or arrangements made or entered into by the Company have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. No notice or enquiry has been received from, and no adjustment has been made by, any Tax Authority in connection with any such transactions or arrangements.

Employees and employment income

17.20	No part of the Consideration will be treated as income for any Tax purpose, whether as income of any Seller or any other person.

17.21
No person has acquired a right to acquire shares or securities, or has acquired any shares or securities, which in either case may give rise to a liability in respect of income tax or national insurance contributions (or similar or equivalent Taxes in other jurisdictions, if applicable) on the Company upon the exercise of that right or upon the acquisition or disposal of those shares or securities.
Anti-avoidance

17.22
The Company has not been involved in or a party to any scheme, arrangement, transaction or series of transactions either (i) the main purpose, or one of the main purposes, of which was or might be held to have been the avoidance, deferral or reduction of Tax on the part of the Company, (ii) that produced a loss for Tax purposes with no corresponding commercial loss, or (iii) containing one or more steps which have no commercial purpose other than avoiding, deferring or saving Tax or obtaining a Tax advantage on the part of the Company.

17.23
The Disclosure Letter contains full particulars of all arrangements and agreements relating to group relief (or any equivalent or similar legislation in any other applicable jurisdiction) to which the Company has been a party since the Relevant Tax Date.

International

17.24
The Company has always been resident in its jurisdiction of incorporation for Tax purposes and is not and has never been resident or treated as resident in any other jurisdiction for any Tax purpose or for the purposes of any double taxation agreement.

17.25	The Company has not, or has since the Relevant Tax Date had, a permanent establishment in any jurisdiction other than its jurisdiction of incorporation.

17.26
The Company and the Seller’s Group co-operated with Deloitte on the U.S. Study, to the knowledge of the Seller all information that the Company and the Seller’s Group provided to Deloitte for the purposes of the U.S. Study was accurate and complete in all material respects and no information was omitted that would have been material to the results of the U.S. study, and to the knowledge of the Seller, the results of the U.S. Study as of the Locked Box Date are accurate and correct in all material respects.

Tax Attributes

17.27	The Company has Tax Attributes as at the Locked Box Date of not less than £53,299,692.

18.	Data Protection
The Company has complied in all material respects with all requirements of the Data Protection Act 1998.

19.	Competition

19.1
In this paragraph, “Competition Law” means the relevant legislation for all purposes for which registration and/or notification is required, anti-competitive agreements or practices (including, but not limited to, monopolies, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

19.2
The Company is not engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Company conducts business and no director of the Company is engaged in any activity which would be an offence or infringement under any such Competition Law.

19.3	The Company is not subject to any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the

Competition Law of any jurisdiction and the Company has not given any undertakings or commitments to such bodies which affect the conduct of the business.

20.	Anti-Bribery, Corruption and Financial Crime

20.1
Neither the Company nor any person (including any employee, officer or subsidiary) who performs or has since 1 July 2011 performed services for it or on its behalf has, directly or indirectly done or failed to do any act or thing the doing or omission of which does or could contravene, contravention of the Bribery Act 2010, or the anti-bribery and corruption laws of any jurisdiction to which the Company is subject and in each case any related rules, regulations and guidance (collectively, the “Anti-Bribery and Corruption Laws”).

20.2
Neither the Company nor any person (including any employee. officer or subsidiary) who performs or has since 1 July 2011 performed services for it or on its behalf is the subject of any actual, pending or threatened complaint, action, investigation, enforcement proceedings or prosecution under Anti‑Bribery and Corruption Laws and there are no circumstances which may lead to such a complaint, action, investigation, enforcement proceedings or prosecution.

20.3
The Company has instituted, maintained and monitored adequate, policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance by the Company and any person (including any employee, officer or subsidiary) who performs or has at any time since 1 July 2011 performed services for it or on its behalf, with the Anti-Bribery and Corruption Laws, the Proceeds of Crime Act 2002, the Terrorism Act 2000, Sanctions Laws and any applicable anti-money laundering legislation, rules or guidance to which the Group is subject.

21.	Reinsurance

21.1	The Company is not a party to any reinsurance agreement, save as with the Purchaser (or a member of the Purchaser’s Group) as counterparty.

22.	Broker fees

22.1
Other than Barclays Capital Inc., the fees of which are payable by the MBIA Services Corporation, no broker, finder or investment banker is entitled to any brokerage fees, commissions, finders’ fees or financial advisor fees in connection with the transactions contemplated by this Agreement by reason of any action taken by the Company or any of its Authorised Representatives.

SCHEDULE 4

LIMITATIONS ON LIABILITY

1.	Notification of Warranty Claims

1.1	The Seller shall not be liable for:

(a)
a Warranty Claim (other than in respect of Fundamental Warranties and the Tax Warranties) unless the Seller has received from the Purchaser written notice of such Warranty Claim by no later than 18 (eighteen) months after the Completion Date;

(b)
a Warranty Claim in relation to the Tax Warranties or a claim under the Tax Covenant (other than a claim under paragraphs 11 or 12 of the Tax Covenant or in the case of fraud or other deliberate misconduct by the Company before Completion or by the Seller) unless the Seller has received from the Purchaser written notice of such claim by no later than the 7th (seventh) anniversary of the Completion Date; and

(c)	a Warranty Claim in relation to a Fundamental Warranty unless the Seller has received from the Purchaser written notice of such claim by no later than the applicable statute of limitation.

1.2
Any notice provided pursuant to paragraph 1.1 shall, in each case, contain reasonable details of the subject matter of the Warranty Claim or Tax Covenant Claim (as applicable) as is available to the Purchaser at the time the notice is sent.

1.3
Any Warranty Claim properly made in respect of a breach of any warranty asserted within the period specified in paragraph 1.1 will be timely made for purposes hereof, in which case the survival period with respect to the applicable warranty shall be extended until such claim is finally and fully resolved.

2.	Limitations on Quantum

2.1	The liability of the Seller hereunder in respect of Warranty Claims (other than Warranty Claims in respect of Fundamental Claims or Tax Warranties and Tax Covenant Claims) shall be limited as follows:

(a)
the Seller shall not be liable in respect of any individual Warranty Claim (or a series of such Claims arising from substantially similar or related facts or circumstances) that does not exceed $200,000;

(b)
the Seller shall not be liable in respect of any Warranty Claim unless the aggregate amount of all such Claims for which the Seller would otherwise be liable by virtue of paragraph 2.1(a) exceeds $4,000,000; and

(c)
where the amount agreed or determined in respect of all Warranty Claims referred to in paragraph 2.1(b) exceeds $4,000,000, the liability of the Seller shall be for the whole amount of such Warranty Claim and not just for the excess.

2.2	The aggregate liability of the Seller in respect of all Warranty Claims (other than Warranty Claims in respect of Fundamental Claims or Tax Warranties and Tax Claims) shall not exceed $63,500,000.

3.	Third Party Claims

3.1
If any Party (the “Notified Party”) receives notice of assertion or commencement of a Third Party Claim against any such Party in respect of which the other Party (the “Compensating Party”) may be obligated to provide compensation under this Agreement (other than in respect of a Tax Covenant Claim or Warranty Claim in respect of the Tax Warranties), the Notified Party shall give the Compensating Party reasonably prompt written notice thereof (but in no event later than 30 (thirty) calendar days after becoming aware thereof) and such notice shall include a reasonable description of the claim based on the facts known at the time and any documents relating to the claim and an estimate of the Loss and shall reference the specific sections of this Agreement that form the basis of such claim; provided, that no delay on the part of the Notified Party in notifying any Compensating Party shall relieve the Compensating Party from any obligation hereunder unless (and then solely to the extent) the Compensating Party is actually prejudiced by such delay (except that the Compensating Party shall not be liable for any expenses incurred during the period in which the Notified Party failed to give such notice). Thereafter, the Notified Party shall deliver to the Compensating Party, within 5 (five) Business Days after the Notified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Notified Party relating to the Third Party Claim.

3.2
The Compensating Party shall be entitled to participate in the defense of any Third Party Claim (other than in respect of a Tax Covenant Claim or Warranty Claim in respect of the Tax Warranties) and, if it so chooses, to assume the defence thereof with a counsel of its choice. Should the Compensating Party so elect to assume the defence of a Third Party Claim, it shall not, as long as it conducts such defence, be liable to the Notified Party for legal expenses incurred by the Notified Party in connection with the defence thereof. If the Compensating Party assumes such defence, the Notified Party shall have the right to participate in the defence thereof and to employ counsel, at its own expense, separate from the counsel employed by the Compensating Party, it being understood that the Compensating Party shall control such defence. The Compensating Party shall be liable for the reasonable fees and expenses of counsel employed by the Notified Party for any period during which the Compensating Party has not assumed the defence thereof (other than during any period in which the Notified Party shall have not yet given notice of the Third Party Claim as provided above). If the Compensating Party chooses to defend any Third Party Claim, the Parties shall (and shall cause their respective Affiliates to) cooperate in the defence thereof. Such cooperation shall include the retention and (upon the Compensating Party’s request) the provision to the Compensating Party of records and information that are relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Compensating Party shall have assumed the defence of a Third Party Claim, the Notified Party shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third Party Claim without the Compensating Party’s prior written consent. If the Compensating Party has assumed the defence of a Third Party Claim, the Compensating Party may only pay, settle, compromise or discharge a Third Party Claim with the Notified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) provided, that the Compensating Party may pay, settle, compromise or discharge such a Third Party Claim without the written consent of the Notified Party if such settlement (i) includes a release of the Notified Party from all liability in respect of such Third Party Claim, (ii) does not subject the Notified Party to any injunctive relief or other equitable remedy and (iii) does not include a statement or admission of fault culpability or failure to act by or on behalf of the Notified Party. If the Compensating Party submits to the Notified Party a bona fide settlement offer that satisfies the requirements set forth in the proviso of the immediately preceding sentence and the Notified Party refuses to consent to such settlement, then thereafter the Compensating Party’s liability to the Notified Party with respect to such Third Party Claim shall not exceed the Compensating Party’s portion of the settlement amount included in such settlement offer, and the Notified Party shall either assume the defence of such Third Party Claim or pay the Compensating Party’s attorney’s fees and other out-of-pocket costs incurred thereafter in continuing the defence of such Third Party Claim.

4.	Specific Limitations

4.1	The Seller shall have no liability in respect of a Warranty Claim to the extent that the matter or circumstance giving rise to that Warranty Claim:

(a)	has a specific allowance, provision (other than a provision for deferred tax) or reserve in the Accounts; or

(b)	is, or arises from any matter or circumstance, fairly disclosed in the Disclosure Letter or the Data Room.

4.2
Notwithstanding anything to the contrary contained in this Agreement or provided for under Applicable Law, the Seller shall not be liable to any other person, either in contract or in tort, for any amounts constituting punitive damages or consequential damages unless probable and reasonably foreseeable (in either case except to the extent incurred by a third party and actually paid to such third party in connection with a Third Party Claim).

5.	Recovery of Losses

5.1
If, before or after any amount is paid in discharge of all or part of any Warranty Claim (other than in respect of a Tax Warranty) and an amount is recovered and actually received by the Purchaser or a member of the Purchaser’s Group from a third party (including any Tax Authority or insurer) in respect of the matter in relation to which the Warranty Claim was made, the Purchaser shall, or shall procure that the relevant member of the Purchaser’s Group shall, forthwith promptly repay to the Seller a sum corresponding to the amount recovered from the third party net of reasonable out of pocket expenses of the Purchaser or relevant member of the Purchaser’s Group (as the case may be) and net of any Tax suffered thereon relating to such recovery and subject to the maximum repayment being equal to the amount paid by the Seller in discharge of all or part of such Warranty Claim. The Purchaser shall (and shall procure that each member of the Purchaser’s Group shall) exercise commercially reasonable endeavours to recover any such loss or amount from any relevant third party.

5.2
If the event giving rise to a Warranty Claim (other than in respect of a Tax Warranty) produces a saving or benefit for the Purchaser and/or a member of the Purchaser’s Group (including in relation to Tax), the Purchaser shall procure that the saving or benefit and the amount of it will either be taken into account in reducing the amount of the Warranty Claim or, if the Seller has paid an amount in discharge of that Warranty Claim without such saving or benefit being taken into account, then the amount by which such saving or benefit would have reduced the liability so discharged shall be repaid promptly to the Seller less the Purchaser’s reasonable out of pocket expenses (if any) incurred in obtaining the saving or benefit.

6.	Adjustment of Consideration
Any payment made under this Agreement pursuant to a Warranty Claim or the Tax Covenant shall be regarded as an adjustment to the Consideration to the extent permissible by Applicable Law.

7.	Mitigation
The Purchaser agrees to take commercially reasonable steps to mitigate its Losses upon and after becoming aware of any event which would reasonably be expected to give rise to any Warranty Claim.

8.	No Liability for Contingent or Non-quantifiable Claims
If any Warranty Claim arises by reason of some liability of the Purchaser or the Company which, at the time such breach or claim is notified to the Seller, is contingent only or otherwise not capable of being quantified, then the Seller shall not be under any obligation to make any payment in respect of such Warranty Claim unless and until such liability ceases to be contingent or becomes capable of being quantified, provided that nothing in this paragraph 8 shall prevent the Purchaser from notifying the Seller of any Warranty Claim or commencing legal proceedings in respect thereof as required under paragraph 1.

9.	Future Legislation and Agreed Matters
No liability shall arise under any Transaction Document in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

(a)	the passing of, or any change in, any law, rule, regulation or administrative practice of any Governmental Authority after the date of this Agreement; or

(b)
any change in accounting policy, bases or practice of the Purchaser or the Company introduced or having effect after Completion other than a change required to comply with Applicable Law as at, or prior to, Completion or with UK GAAP provided that, at the Seller’s request and cost, the Purchaser has a written opinion from counsel or an accountancy firm confirming that such change was necessary to so comply.

10.	Acts of the Purchaser
The Seller shall not be liable in respect of any Warranty Claim (other than a Tax Warranty) to the extent that such Warranty Claim would not have arisen but for any act, omission, transaction or arrangement carried out at, and in accordance with, the written request of the Purchaser before Completion.

11.	No Double Recovery
The Purchaser shall not be entitled to recover more than once for the same matter, event or Loss.

12.	Exclusive Remedy
Other than any cause of action arising out of actual fraud, the Purchaser’s exclusive remedy for any breach of a Seller’s Warranty under this Agreement shall be a claim for monetary damages, and no other remedy (including rescission or specific performance) shall be available to the Purchaser.

13.	Actuarial Matters
The Purchaser acknowledges and agrees that the Seller makes no express or implied warranty hereby or otherwise under this Agreement as to the reserves held by or on behalf of the Company, or that such reserves or assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, that the reinsurance receivables taken into account in determining the amount of such reserves will be collectible or, except as set forth in paragraph 3.4 of Schedule 3 of this Agreement, whether such reserves were calculated, established or determined in accordance with any actuarial, statutory or other standard or concerning any financial statement “line item” or asset, liability or equity amount which would be affected by any of the foregoing.

SCHEDULE 5

PRE-COMPLETION ACTIONS

1.	Access to Information
From the date of this Agreement up to and including the Completion Date, the Seller shall, and shall procure that the Company, the Employees and the officers, directors, auditors and agents of the Company shall, subject to Applicable Law:

(a)
afford the officers, employees and other Authorised Representatives of the Purchaser reasonable access during normal business hours to the Employees, officers, directors, auditors, contract counterparties, agents, properties, offices, plants and other facilities, books and records of the Company, and shall furnish the Purchaser with such financial, operating, tax and other data and information as the Purchaser, through their officers, employees or agents, may reasonably request; provided, that the Seller may withhold until Completion, and may cause the Company to withhold until Completion, (a) any document or information that is subject to the terms of a confidentiality agreement with a third party, (b) any audit document or information, in the event the Purchaser does not provide customary indemnity or hold-harmless undertakings to the relevant auditor if required, or (c) any documents (or portions thereof) or information, as reasonably determined by the Seller, that might reasonably result in the Seller or the Company’s loss of its right to assert all privileges, including the attorney-client privilege in such documents or information. If any material is withheld by the Seller pursuant to this paragraph 1(a), to the extent possible, the Seller shall inform the Purchaser as to the general nature of what is being withheld, including to the extent practicable by providing written summary or redacted versions of such information.  In any event, under circumstances in which attorney-client or confidentiality restrictions limit access, the Parties shall use their respective reasonable endeavours to make appropriate arrangements in order to be able to provide access to the Purchaser of such material.  In connection with the access contemplated by this paragraph 1(a), the Purchaser shall, and shall cause its Authorised Representatives to, act in a manner so as not to interfere with the operations of the Company. All information obtained by the Purchaser pursuant to this paragraph 1(a) shall be kept confidential in accordance with the Confidentiality Agreement; and

(b)
provide a copy of all models and calculations (in Excel, C++ code or other medium used by the Company), as well as inputs to such models and calculations, that were used to prepare the Company’s submission to the PRA as at 30 June 2016 for the calculation of the Company’s Solvency II capital, and assist the Purchaser with becoming familiar with the internal Model;

(c)
provide a reasonable level of co‑operation, knowledge transfer, assistance and other related support as reasonably requested by the Purchaser in the preparation of an agreed pre‑Completion plan for the migration, effective as of the Completion Date, of all relevant Company electronic and physical books and records within its possession and reasonably available (whether located in the Company’s offices or in the offices or on the computer systems of the Seller or other members of the Seller’s Group or any third-party service provider to the Seller or another member of the Seller’s Group) to the Purchaser, and information to monitor the performance of the Insurance Contracts, in each case as further set out in Schedule 10; and

(d)
for Policies with models due for review October 1, 2016 or after, during the month in which approval of the model is due or the prior month: (i) provide a copy of the model to Purchaser, and (ii) cause its relevant surveillance professionals to explain the model to Purchaser’s surveillance professionals, including discussing with such surveillance professionals the assumptions and any background material relevant to such model approval.

2.	Conduct of the Business
Subject to any requirement of a Governmental Authority, Applicable Law or UK GAAP, and unless otherwise expressly required or permitted by the terms of any Transaction Document, from the date of this Agreement up to and including the Completion Date the Seller shall procure that the Company does not, except with the Purchaser's consent:

(a)	discontinue or cease to operate its business or a material part thereof;

(b)
commence, pay, settle or compromise any Action in excess of a net figure of £100,000, except for claims under policies and certificates of insurance (including Insurance Contracts) within applicable policy limits and any settlement or compromise that involves solely monetary damages;

(c)
amend in any material respect or, other than pursuant to its current terms, extend or terminate any Material Contract that is not an Insurance Contract (A) with a member of the Seller’s Group that will bind the Company after Completion, or (B) outside the ordinary course of business;

(d)	knowingly take any action which would be reasonably likely to invalidate, terminate or cause a material breach or an event of default under any Material Contract;

(e)	enter or agree to enter into any Material Contract;

(f)	enter or agree to enter into a contract with a member of the Retained Seller’s Group;

(g)
(A) split, combine or reclassify the Company’s share capital or authorise the issue of any share or debt capital; or (B) whether directly or indirectly, purchase, redeem or otherwise acquire any shares or other interests representing outstanding share capital or equity securities of the Company or any rights, warrants or options to acquire any such shares or interests; or (C) amend the organisational documents of the Company, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation, of the Company;

(h)
issue, sell, grant, pledge or otherwise Encumber any shares or other interests representing the share capital of or equity interests in the Company, any other voting securities or any securities convertible into or exchangeable for any such shares or interests, or issue, sell, grant or enter into any subscription, warrant, option, conversion or other right. agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire, any such shares or interests, or any securities convertible into or exchangeable for any such shares or interests;

(i)	Encumber any of its assets;

(j)
acquire, dispose of or transfer any asset of the Company with a value in excess of £100,000 per such asset or £1,000,000 in aggregate, unless (A) in the ordinary course of business or (B) related to the MBIA UK Investment Portfolio;

(k)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other person or substantially all the assets of any other person;

(l)	hire any new officer except to replace an officer whose employment has been terminated;

(m)	employ any individual or enter into any employment or severance agreement;

(n)	make any material change in the accounting, investment, reserving, underwriting or claims administration policies or practices of the Company;

(o)	make or authorise any capital expenditures that are, in aggregate, in excess of ₤100,000 other than maintenance, repair and upkeep in the ordinary course of business;

(p)	incur, assume or guarantee any indebtedness for borrowed money or guarantee the obligations of another person;

(q)	make any loans, advances or capital contributions to, or investments in any other person (save in relation to the MBIA UK Investment Portfolio);

(r)
make, change or revoke any Tax return or material election related to Taxes, settle or compromise any material Tax liability, enter into any Completion agreement related to Tax, agree to any adjustment of a material Tax attribute, surrender or file any claim for refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or change any taxable period or any Tax accounting method;

(s)	declare or pay any dividend or make any other distribution to its shareholder whether or not upon or in respect of any shares of its capital stock;

(t)
commute or terminate any Insurance Contract in whole to the extent that any such action will require the Company to make any payment or lose any insurance premium or would result in the Company losing any control rights or remedies on related Insurance Contracts that remain outstanding; commute or terminate any Insurance Contract in part to the extent that any such action will require the Company to make any payment or to lose any insurance premium or would result in the Company losing any control rights or remedies; amend, waive or provide a consent with respect to any provision of any Insurance Contract or related transaction document to the extent that any such action will require the Company to make any payment, increase the likelihood of the Company making any payment or cause the Company to lose any insurance premium; or extend, waive, amend or provide a consent with respect to any provision of any Insurance Contract or related transaction document; provided that with respect to extensions, amendments, waivers or consents with respect to Insurance Contracts or related transaction document, the Purchaser’s consent shall not be unreasonably withheld or delayed; it being agreed that: (i) Purchaser’s consent shall not be deemed withheld unreasonably to the extent an extension, amendment, waiver or consent is reasonably expected to have an adverse effect on the Company or the credit profile of the underlying transaction, and (ii) Purchaser’s consent shall not be deemed delayed unreasonably if Purchaser provides its consent within five Business Days of receipt of the relevant notice from the Company; provided further that at all time the Purchaser’s consent shall not be required for extensions, amendments, waivers or consents that have been specifically noted in Appendix 3 to the Disclosure Letter or, after the date of this Agreement, are approved by the Purchaser in writing, or are immaterial consents for administrative actions granted in the ordinary course of business (including those delegated to the relevant project technical adviser) that do not affect the Company’s rights or remedies pursuant to the relevant Insurance Contract or under any related transaction document or any premium due under any Insurance Contract, require the Company to make any payment or increase the likelihood of the Company making any payment and would not be reasonably expected to have an adverse credit impact on the Company or underlying transaction;

(u)	make any investments other than in accordance with the investment policies of the Company as of the date of this Agreement, or make any material amendment to such investment policies;

(v)	realise gains or losses on investment securities other than in the ordinary course of business;

(w)	do anything to compromise its Regulatory Requirements; or

(x)	enter into a binding agreement to take any of the foregoing actions.

3.	Permitted actions
Notwithstanding the other provisions of this Schedule 5, the Seller and the Company shall be permitted to take such actions (or omissions) which are, (and to the extent that they are):

(a)	approved in advance and in writing by the Purchaser;

(b)	necessary in order to comply with any Applicable Law, Regulatory Requirement, regulation or written request of a Governmental Authority; or

(c)	necessary to enable the termination of the agreements set out in Schedule 6.

SCHEDULE 6

TERMINATING AGREEMENTS

Description	Data Room Reference
An advances agreement entered into by the Company with its affiliates (among others, National Public Finance Guarantee Corporation, MBIA Inc. and the Seller), dated 22 January 2016	6.3.1.1
Intra-Group Services Agreement: second amended and restated agreement dated 21 January 2016, relating to the provision of intra-group services and entered into between the Company, Trifinium Services Limited and MBIA Services Corporation	6.3.1.2
Intercompany loan agreement between the Company and Group entities listed therein (among others, MBIA Inc., the Seller and the Company, dated 26 November 2008)	6.3.1.5
Seller Intra-Company Agreement on Cross-Border Transfers of Personal Data, Consistent with the EU Commission Decision on Model Contractual Clauses for Data Controllers The Company, together with other affiliates is a “data exporter” under a model contract dated 18 July 2011	6.1.1.10
Under lease agreement between BOP (99 Bishopsgate) S.A.R.L (as landlord), MBIA Services Corporation UK Branch (as tenant), the Company (as guarantor) and 99 Bishopsgate Management Limited (as management company) dated November 24, 2014, only to the extent of the participation of the Company as a guarantor	6.3.2.7

SCHEDULE 7

INTRA-GROUP PAYMENTS
Payments to Trifinium Services of £281,000 (excluding any associated VAT) per calendar month, and payments to MBIA Services Corporation of $590,000 (excluding any associated VAT) per calendar month.

SCHEDULE 8

TAX COVENANT
1.Definitions
1.1    In this Schedule, in addition to any definitions used in the Agreement, the following shall apply:

“Absence”	includes absence, failure to obtain, non-existence, non- availability, reduction, modification, loss, counteraction, nullification, utilisation, disallowance or clawback for whatever reason;
“Accounts Relief”
means:
(a) any Relief which was taken into account in computing and so reducing or eliminating any provision for Tax (excluding deferred tax) which appears in the 2015 Accounts (or which, but for such Relief, would have appeared in the 2015 Accounts); and
(b) any Relief which is included as an asset or negative liability (excluding deferred tax) in the 2015 Accounts;

“Claim for Tax”
means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any Tax Authority or the preparation or submission of any notice, return or assessment or any other circumstances indicating that the Company is or may be placed or is sought to be placed under a Liability for Tax;

"Corporation Tax"	means UK corporation tax;
“Event”
includes any transaction, act, event, or omission (including the execution of this Agreement and the transactions made pursuant to this Agreement) and any occurrence, circumstance, change of circumstance, expiry of a period of time, dealing, arrangement or default;

“Group Payment Arrangement”
means the Group Payment Arrangement with HMRC dated 19 February 2008, and which includes MBIA UK (Holdings) Limited, MBIA UK Insurance Limited, Trifinium Services Limited, MBIA Services Corporation UK Branch and any other participating company;

“Group Relief”	means the surrender of losses or other amounts eligible for group relief in accordance with Part 5 of the Corporation Tax Act 2010 or any corresponding relief outside the United Kingdom;
"HMRC"	means Her Majesty's Revenue & Customs;
"Income, Profits or Gains"
means income, profits, gains or any other standard or measure for the purposes of any Tax and references to Income, Profits or Gains being earned, accrued or received include income, profits or gains treated as earned, accrued or received for Tax purposes and references to Income, Profits or Gains earned, accrued or received on, before or after a particular date (including, without limitation, Completion) shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on, before or after that date;

“Liability for Tax”
means:
(a) any liability to make an actual payment or increased payment of Tax;
(b) the Absence of any Accounts Relief; or
(c) any liability to make an actual payment or increased payment of Tax which would have arisen but for being satisfied, avoided or reduced by the use or setting-off of any Purchaser’s Relief;

“Post Locked Box Date Relief”
means any Relief which arises to the Company in respect of, or by reference to, any Event occurring or any Income, Profits or Gains earned, accrued or received, in each case in the ordinary course of business after the Locked Box Date;

“Purchaser’s Relief”
means:
(a) any Accounts Relief;
(b) any Post Locked Box Date Relief; and
(c) any Relief arising at any time (whether before or after Completion) to any member of the Purchaser’s Group (other than the Company) at any time;

"Relief"	any loss, relief, allowance, set off, deduction, or credit relating to Tax or relating to the computation of income, profits or gains for the purpose of any Tax and any right to a repayment of Tax;
“Seller Group participating companies”	means Trifinium Services Limited, MBIA Services Corporation UK Branch and any other company, other than the Company, participating in the Group Payment Arrangement;
"Surrender"
means:
(a)    the surrender of losses or other amounts eligible for group relief in accordance with Part 5 of the Corporation Tax Act 2010; and/or
(b)    the surrender of the benefit of any advance corporation tax capable pursuant to regulation 15 of the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999 (SI 1999/358); and/or
(c)    the notional transfer of any asset or reallocation of a gain or loss in accordance with section 171A or section 179A of the Taxation of Chargeable Gains Act 1992 ("TCGA"); and/or
(d)    the surrender of eligible unrelieved foreign tax in accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (S.I. 2001 No. 1163); and/or
(e)    any reallocation of a chargeable realisation gain in accordance with section 792 of the Corporation Tax Act 2009.

“UK VAT Group”
means the UK VAT Group with reference number 863 9533 87, which includes MBIA UK (Holdings) Limited, MBIA UK Insurance Limited, Trifinium Services Limited, MBIA Services Corporation UK Branch and any other participating company;

2.    Covenant
2.1    Covenant to Pay
The Seller hereby covenants with the Purchaser to pay to the Purchaser in aggregate an amount equal to:

(a)	any Liability for Tax of the Company arising in respect of or in consequence of:

(i)	any Event which occurred on or before Completion; or

(ii)	any Income Profit or Gains earned, accrued or received on or before Completion;

(b)
any Liability for Tax of the Company, arising in respect of or in consequence of an Event occurring or any Income, Profits or Gains earned, accrued or received at any time, and for which the Company is liable as a result of having been, for any Tax purposes at any time before Completion:

(i)	a member of a group; or

(ii)	under the control of any person;

(c)
any liability of the Company arising from an obligation to repay the whole or any part of any payment received for Group Relief (other than from another Group Company) pursuant to an arrangement entered into by the Company on or before Completion;

(d)
any liability of the Company to make a payment for any Group Relief, in circumstances where, but for such Group Relief, the Purchaser would have been able to make a claim against the Seller under this Tax Covenant (and any such amount shall be treated as a Liability for Tax for the purposes of paragraph 2.1(f) onwards);

(e)
if Tax Warranty 17.27 is incorrect, 19% multiplied by the difference between £53,299,692 and the actual amount of the Tax Attributes as at the Locked Box Date (and any such amount shall be treated as a Liability for Tax for the purpose of paragraph 2.1(f) onwards).

(f)
any reasonable costs and expenses properly incurred by the Purchaser and/or the Company in connection with any Liability for Tax or other liability in respect of which the Seller is liable under this Schedule, any Claim for Tax or taking or defending any action under this Schedule.

2.2    The amount of any liability pursuant to the covenants in paragraph 2.1 shall be as follows:

(a)
to the extent that the liability involves a liability of the Company to make an actual payment or an increased payment of or in respect of Tax, or a payment in respect of Group Relief, the amount of such payment or increased payment;

(b)
to the extent that the liability involves the Absence of any Accounts Relief (other than a right to a repayment of Tax), the pro-rata proportion of the value placed on the Accounts Relief in the 2015 Accounts;

(c)
to the extent that the liability involves a liability of the Company to make a payment or increased payment of Tax which would not have arisen but for being satisfied, avoided or reduced by any Purchaser’s Relief, the amount of such payment or increased payment of Tax which would otherwise have arisen;

(d)	to the extent that the liability involves the Absence of a right to a repayment of Tax, the value placed on the repayment in the 2015 Accounts; and

(e)
to the extent that the liability involves a Liability for Tax within paragraph 2.1(e), 19% multiplied by the difference between £53,299,692 and the actual amount of the Tax Attributes as at the Locked Box Date.

3.    Limitations and Exclusions
3.1    The covenants contained in paragraph 2.1 shall not apply and the Purchaser shall not be entitled to bring a claim under them or in respect to any claim under the Tax Warranties (treating the circumstances giving rise to such claim as if, for the purposes of this paragraph 3.1, they gave rise to a Liability for Tax) to the extent that:

(a)
the Liability for Tax in question arises in respect of any Event occurring, or any actual (and not deemed) Income, Profits or Gains earned, accrued or received, in each case, in the ordinary course of business of the Company after the Locked Box Date and on a basis consistent with the provision for, or payment of, Tax reflected in the 2015 Accounts in respect of similar Events which occurred, or similar Income, Profits or Gains which were earned, accrued or received, in each case before the Locked Box Date;

(b)
any Relief other than a Purchaser’s Relief is available, or would be so available but for any action taken by the Purchaser or the Company after Completion, (at no cost to the Company or the Purchaser) and is utilised to reduce, set off or eliminate the Liability for Tax;

(c)	either:

(i)	provision or reserve was made in the 2015 Accounts in respect of the Liability for Tax; or

(ii)	the Liability for Tax was paid or discharged on or before the relevant Accounts Date and such payment or discharge was reflected in the 2015 Accounts;

(d)	to the extent that the Liability for Tax arises or is increased by:

(i)	any change in legislation (including regulations);

(ii)	the publication of any practice or concession by a Tax Authority;

(iii)	any change in published practice or concession by a Tax Authority;

(iv)	a change in the judicial interpretation of the law; or

(v)	any change in the rates of Tax,
in each case coming into force after the date hereof;

(e)	it would not have arisen but for a voluntary act or omission of the Purchaser or the Company or any other member of the Purchaser's Group after Completion unless such act was carried out:

(i)	pursuant to a legally binding obligation of the Company incurred prior to the Completion Date;

(ii)
in order to comply with any law or regulation having effect at Completion, provided that, at the Seller’s request and cost, the Purchaser has a written opinion from counsel that such act or omission was necessary to so comply;

(iii)	with the written agreement or at the written request of the Seller; or

(iv)	in accordance with paragraphs 4 or 6 of this Schedule;

(f)
the Liability for Tax would not have arisen or would have been reduced or eliminated but for the Company’s ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it or any increase in its capital after Completion;

(g)
to the extent that the Liability for Tax would not have arisen or would have been reduced or eliminated but for any change of the date to which the Company makes up its accounts or any change to any of its accounting or Tax policies, methods, bases or practices (including the treatment of timing differences and the basis on which the Company values its assets) in either case after Completion, save to the extent such change was made so as to comply with any legal or regulatory requirements and/or to conform with relevant generally applicable accounting practice that was in force prior to Completion, provided that, at the Seller’s request and cost, the Purchaser has a written opinion from a professional adviser with appropriate expertise that such act or omission was necessary to so comply;

(h)
the Liability for Tax would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of the Company, in breach of paragraph 6 of this Schedule, to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Tax after Completion the making, giving or doing of which was taken into account in the 2015 Accounts;

(i)
the Liability for Tax would not have arisen or would have been reduced or eliminated but for any claim, election, surrender or disclaimer made or notice or consent given after Completion, in each case, in breach of paragraph 6 of this Schedule, by the Purchaser, the Company or any other member of the Purchaser's Group under the provisions of any enactment or regulation relating to Tax, other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in the 2015 Accounts;

(j)
the amount of the Liability for Tax has been recovered from any person (excluding the Purchaser, the Company or any other member of the Purchaser's Group but including a Tax Authority) without cost to the Purchaser and which has not been taken into account in computing any liability of the Seller under the Tax Warranties or this Schedule;

(k)	the Liability for Tax would not have arisen but for the failure of the Purchaser to comply with its obligations contained in paragraphs 4 or 6;

(l)
the Liability for Tax is a liability to Tax comprising interest, penalties, charges or costs in so far as attributable to the unreasonable delay or default of the Purchaser or the Company to pay Tax to a Tax Authority after the Seller has made a payment of an amount to the Purchaser pursuant to a claim under paragraph 2.1 or for breach of the Tax Warranties; or

(m)	the Liability for Tax comprises Leakage for which the Seller has indemnified under Clause 4.
3.2    The limitations and exclusions set out in Schedule 4 shall apply to the extent set out therein, to limit or exclude the liability of the Seller under the covenant contained in paragraph 2.1 or for a breach of the Tax Warranties.
3.3    The limitations set out in paragraphs 3.1 to 3.2 above shall not apply to claims under this Schedule or the Tax Warranties to the extent that they arise as the consequence of, or are delayed as a result of, fraud or fraudulent misrepresentation by the Seller.
4.    Conduct of Claim for Tax
4.1    If the Purchaser or the Company becomes aware of any Claim for Tax which could give rise to a liability for the Seller under paragraph 2 of this Schedule or for breach of any of the Tax Warranties, the Purchaser must give notice to the Seller of the Claim for Tax (including reasonably sufficient details of the Claim for Tax) as soon as possible (and in any event not more than 10 Business Days after the Purchaser or the Company becomes aware of the Claim for Tax), provided always that the giving of such notice shall not be a condition precedent to the liability of the Seller under this Schedule or for breach of any of the Tax Warranties.
4.2    The Seller shall give instructions to the Purchaser in writing as to whether to avoid, dispute, resist, appeal, compromise or defend the Claim for Tax within 10 Business Days of receiving notice under paragraph 4.1.
4.3    If the Seller has given written instructions in accordance with paragraph 4.2, the Purchaser shall (or procure that the Company shall) (subject to the provisions of this paragraph 4) take such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend the Claim for Tax, provided that the Seller indemnifies the Purchaser, the Company and any other member of the Purchaser’s Group against all costs reasonably and properly incurred.
4.4    The following provisions shall apply:

(a)	the Seller will have the right (upon notifying the Purchaser) to control any proceedings taken in connection with the action referred to in paragraph 4.3;

(b)
the Seller and the Purchaser, shall keep the other fully informed of any actual or proposed developments (including any meetings or calls) and provide each other with copies of all correspondence and documentation relating to the Claim for Tax or action, and any other information, assistance and access to records and personnel as the other may reasonably request;

(c)
the Seller and the Purchaser, will procure that no matter relating to the Claim for Tax is settled or otherwise compromised without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed);

(d)	the appointment of solicitors or other professional advisers shall be subject to the approval of the Purchaser (such approval not to be unreasonably withheld or delayed);

(e)
all written communications pertaining to the Claim for Tax which are to be transmitted to any Tax Authority shall first be submitted to the Purchaser for approval and shall be finally transmitted only if such approval is given (such approval not to be unreasonably withheld or delayed); and

(f)
the Seller and the Purchaser, shall notify each other of any intended oral communication or meeting with the relevant Tax Authority in relation to a Claim for Tax at least three Business Days in advance of such communication or meeting, and allow the other party to participate therein.

4.5    The Purchaser shall be free to settle or otherwise compromise the Claim for Tax on such terms as it may in its absolute discretion think fit if:

(a)
the Seller does not give any instructions in relation to the Claim for Tax pursuant to paragraph 4.2 or does not respond within 20 Business Days of the Buyer seeking subsequent or additional instructions in writing from the Seller;

(b)
a Tax Authority alleges in writing fraudulent conduct or deliberate default of the Seller, the Company or any person acting on behalf of the Seller or the Company in relation to the matter giving rise to the Claim for Tax; or

(c)	the actions involve an appeal, unless the Seller has obtained the opinion of tax counsel of at least five years’ standing that, on the balance of probabilities, the appeal will be won.
5.    Payment of claims
5.1    Any amount that the Seller is obliged to pay to the Purchaser under paragraph 2.1 shall be paid in cleared and immediately available funds on or before the following dates:

(a)
in the case of a Liability for Tax that involves a liability to make an actual payment or increased payment of Tax or amount in respect thereof, the fifth Business Day prior to the day that is the later of:

(i)
in the case of a Liability for Tax in respect of which there is no provision for payment by instalments, the latest date on which the Tax in question can be paid to a Tax Authority in order to avoid a liability to interest or penalties;

(ii)
in the case of a Liability for Tax in respect of which there is provision for payment by instalments, each date on which an instalment of such Tax becomes payable to a Tax Authority (and so that on each such date an appropriate proportion of the amount claimed shall be paid) such proportion to be notified by the Purchaser to the Seller at least ten Business Days prior to each such date;

(b)
in the case of a Liability for Tax which involves a liability of the Company to make a payment or increased payment of Tax which would have arisen but for being satisfied, avoided or reduced by the use of a Purchaser’s Relief, the date or dates referred to in (i) or (ii) of paragraph 5.1(a) above that would have applied to the Tax satisfied, avoided or reduced by the Relief if that Tax had been payable; and

(c)	in any other case, five Business Days after the date on which demand is made for payment by or on behalf of the Purchaser.
6.    Tax returns and computations
6.1    Subject to paragraph 4, the Seller or their duly authorised agents will be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities all Tax returns and computations, including claims, elections, surrenders, notices, consents, settlements or adjustments in respect of any Surrender (“Tax Documents”) of the Company, for all Tax accounting periods of the Company ending on or before the Locked Box Date (“pre-Locked Box Date Periods”) and all subsequent matters relating to any of the aforementioned.
6.2    The Seller shall deliver all Tax Documents to the Purchaser no later than 30 Business Days before the date on which such documents are required to be filed with the appropriate Tax Authority without incurring interest or penalties. The Seller shall incorporate the Purchaser’s reasonable comments into the Tax Documents and accept any reasonable suggestions as to alternative or additional Tax Documents.
6.3    The Sellers shall deliver all Tax Documents (with any amendments made pursuant to paragraph 6.2) to the Purchaser for authorisation, signing and submission to the relevant Tax Authority no later than 10 Business Days before expiry of the time limit for submission to the Tax Authority.
6.4    For the purposes of this paragraph:

(a)	the Purchaser and the Seller must as soon as practicable deliver to each other copies of all correspondence sent to or received from the Tax Authority; and

(b)
each party must afford (or procure the affordance) to the other party or their duly authorised agents, all information and assistance which is reasonably requested to prepare, submit and agree all matters arising under this paragraph.

6.5    The Purchaser or its duly authorised agents shall be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities (to the extent not already done so at Completion) all Tax Documents in respect of the Company for all Tax accounting periods after the Locked Box Date Period ending with the Tax accounting period for the Company in which Completion falls (the “Straddle Period”).
6.6    For the purposes of paragraph 6.5:

(a)
all returns, computations, documents and substantive correspondence shall be submitted in draft form by the Purchaser to the Seller or their duly authorised agents for comment no later than 30 Business Days before the date on which such documents are required to be filed with the appropriate Tax Authority without incurring interest or penalties;

(b)
the Seller or their duly authorised agent may comment within 20 Business Days of such submission but if the Purchaser has not received any comments within 20 Business Days, the Seller and their duly authorised agents shall be deemed to have approved such draft documents, provided that in respect of documents and substantive correspondence the relevant time shall be 10 Business Days;

(c)
the Purchaser shall take into account and reflect all reasonable comments and suggestions made by the Seller or their duly authorised agents (but only in relation to any matter that could give rise to a claim under paragraph 2.1 in this Schedule);

(d)
the Seller and the Purchaser shall each respectively afford (or procure the affordance) to the other or their duly authorised agents all information and assistance which is reasonably requested to prepare, submit and agree all outstanding Tax returns and computations; and

(e)	the Purchaser and the Seller shall as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority.
6.7    Tax Documents in respect of pre-Locked Box Date Periods or Straddle Periods must not include or be prepared on the basis of:

(a)
any claims, elections, surrenders, notices, consents, settlements or adjustments in respect of any Surrender, which would either result in the Absence, in whole or in part, of any Purchaser’s Relief or cause any Liability for Tax to be incurred by the Company in respect of which the Purchaser would be able to make a claim against the Seller under this Tax Covenant (or would have been so able ignoring the provisions of paragraph 2 of Schedule 4);

(b)
any payments being made by the Company for Group Relief to any unless provision or reserve for that Group Relief payment or for the Tax that would be relieved by that Group Relief was made in the 2015 Accounts; or

(c)
any Surrenders within paragraphs (c) or (e) of the definition of “Surrender” or in the case of a Straddle Period only, any Surrenders within paragraphs (a), (b) or (d) of the definition of “Surrender”.

6.8    Subject to paragraph 6.7, all Tax Documents submitted and all communications, negotiations and agreements with any Tax Authority in respect of any pre-Locked Box Date Periods and the Straddle Period, shall be prepared so far as legally possible on a basis that is consistent with the 2015 Accounts.
6.9    The Purchaser undertakes to procure that the Company shall sign and submit to the relevant Tax Authority any Tax Document prepared in accordance with this paragraph 6, provided that the Company shall be required to submit any Tax Document that contains a manifest error.
7.    Corresponding Savings and Overprovisions
7.1    To the extent that any deduction or withholding in respect of which an additional amount has been paid under clause 15 of the Agreement results in the payee obtaining a Relief, the payee must pay to the payer, within 10 Business Days of the use or set off of the Relief, an amount equal to the lesser of the Tax saved as a result of such use or set off and the additional sum paid under clause 15 of the Agreement provided that the payee will not be obliged to pay to the payer an amount in excess of the amount which will leave it (after that payment) in the same after Tax position as it would have been in had there been no payment under this Agreement in respect of which such deduction or withholding arose.
7.2    If, on or before the seventh anniversary of Completion, the auditors for the time being of the Company (at the request and expense of the Seller) have certified that:

(a)
a Liability for Tax which has resulted in a payment by the Seller to the Purchaser under paragraph 2 of this Schedule or under the Tax Warranties and such liability gives rise to a corresponding saving of Tax (other than a corresponding saving which constitutes a Purchaser’s Relief or which has been taken into account in computing any liability of the Seller under the Tax Warranties or this Schedule) (the “Saving”) for the Company; or

(b)	a Company has received or obtained a Relief (other than a Relief which is a repayment of Tax or a Purchaser’s Relief) which has arisen:

(i)	as a consequence of or by reference to any Event that occurred on or before the Locked Box Date;

(ii)	in respect of any Income, Profits or Gains which were earned, accrued or received on or before the Locked Box Date or in respect of a period ending on or before the Locked Box Date; or

(iii)	as a result of any Liability for Tax which has resulted in a payment’s having been made or becoming due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty, or

(c)
any provision for Tax in the 2015 Accounts (excluding any provision in respect of deferred Tax) shall be found to be an overprovision (the “Overprovision”) other than by reason of a Purchaser’s Relief, and the Saving, Relief, or Overprovision has arisen and (in the case of a Saving or Relief) has been utilised, then an amount equal to the amount by which the liability to Tax of the Company (other than a liability which would have given rise to a claim under this Tax Covenant) is reduced as a result of the utilisation of the Saving, Relief or the amount of the Overprovision shall be dealt with in accordance with paragraph 7.4.
7.3    Paragraph 7.2 shall not apply to the extent that the Saving, Relief or Overprovision has arisen or has increased as a result of:

(a)	any change in legislation (including regulations);

(b)	the publication of any practice or concession by a Tax Authority;

(c)	any change in published practice or concession by a Tax Authority;

(d)	a change in the judicial interpretation of the law; or

(e)	any change in the rates of Tax,
in each case coming into force after the date hereof;
7.4    Where pursuant to paragraph 7.2 any amount (the “Relevant Amount”) is to be dealt with in accordance with this paragraph 7.4:

(a)	the Relevant Amount shall first be set off against any payment then due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty; and

(b)	to the extent that there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under paragraph 2 of this

Schedule or in respect of any Tax Warranty and not previously refunded under this paragraph 7.2, up to the amount of such excess. Such refund to be made within 10 Business Days of the certification of the existence and amount of such Relevant Amount; and

(c)
to the extent that there remains any excess, such excess shall be carried forward and set against future payments due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty.

7.5    If the auditors make an amendment to the earlier certificate and the amount of the Saving, Relief or Overprovision is revised, that revised amount shall be substituted for the previous amount and any adjusting payment required shall be made by or to the Seller (as the case may be) as soon as practicable to put the Seller in the same position it would have been in if the Relevant Amount had always been the revised amount and not the amount originally certified.
7.6    For the purposes of paragraph 7.2, no Saving or Relief shall be treated as having arisen until it has been realised by the Company either by way of a repayment of or by a reduction in Tax which would otherwise have become due and payable, taking into account any other available Relief.
8.    Repayments
8.1    If, on or before the seventh anniversary of Completion, the Company has received or obtained a repayment of Tax (other than a Purchaser’s Relief) which has arisen:

(a)	as a consequence of or by reference to any Event which occurred wholly on or before the Locked Box Date;

(b)	in respect of any Income, Profits or Gains which were wholly earned, accrued or received on or before the Locked Box Date or wholly in respect of a period ending on or before the Locked Box Date; or

(c)
as a result of any Liability for Tax which has resulted in a payment having been made or becoming due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty (which has not been taken into account in computing any liability of the Seller under the Tax Warranties or this Schedule), then an amount equal to that repayment (less any reasonable fees, costs and expenses incurred by the Purchaser or the Company in obtaining such repayment) shall be dealt with in accordance with paragraph 8.3.
8.2    Paragraph 8.1 shall not apply to the extent that the repayment has arisen or has increased as a result of:

(a)	any change in legislation (including regulations);

(b)	the publication of any practice or concession by a Tax Authority;

(c)	any change in published practice or concession by a Tax Authority;

(d)	a change in the judicial interpretation of the law; or

(e)	any change in the rates of Tax,

in each case coming into force after the date hereof;
8.3    Where pursuant to paragraph 8.1 any amount (the “Repayment Amount”) is to be dealt with in accordance with this paragraph 8.3:

(a)	the Repayment Amount shall first be set off against any payment then due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty;

(b)
to the extent that there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty and not previously refunded under this paragraph 8.2, up to the amount of such excess. Such refund to be made within ten Business Days of the certification of the existence and amount of such Repayment Amount; and

(c)
to the extent that there remains any excess, such excess shall be carried forward and set against future payments due from the Seller under paragraph 2 of this Schedule or in respect of any Tax Warranty.

9.    Third party recovery
9.1    If the Seller shall have paid an amount in respect of any Tax under paragraph 2.1 and, on or before the seventh anniversary of Completion, the Company or the Purchaser is entitled to recover from some other person (including a Tax Authority but excluding any member of the Purchaser’s Group) any sum in respect of the Tax that has resulted in that payment by the Seller (and otherwise than by the utilisation of the whole or any part of any Purchaser’s Relief), the Purchaser shall (at the Seller’s expense) take all reasonable steps requested in writing by the Seller to secure such recovery and shall keep the Seller informed of any progress.
9.2    Following any recovery under paragraph 2.1, the Purchaser shall pay to the Seller, within 10 Business Days of the recovery, whichever is the lesser of:

(a)
the amount so recovered by the Company or the Purchaser in respect of that Liability for Tax less any Tax chargeable on the amount of such recovery and less any third party costs and expenses reasonably and properly incurred and not previously recovered from the Seller under paragraph 9.2 and less the amount of such recovery which has been taken into account in computing any liability under the Tax Warranties or this Schedule; and

(b)	the amount paid by the Seller under paragraph 2.1 in respect of that Liability for Tax.
9.3    If the provisions of paragraph 8 (Corresponding Savings and Overprovisions) and this paragraph 9 (Third party recovery) would apply in respect of a Saving, Relief or Overprovision or the provisions of paragraph 8 (Repayments) and this paragraph 9 (Third party recovery) would apply in respect of a repayment of Tax, the provisions of paragraph 7 or paragraph 8 as appropriate, and not the provisions of this paragraph 9, shall apply in relation to it.
10.    Counter covenant
10.1    The Purchaser covenants with the Seller to pay to the Seller an amount equal to any of the following:

(a)
any liability or increased liability to Tax of any member of the Seller's Group which arises solely as a result of or by reference to any reduction or disallowance of Group Relief (other than Group Relief which has been treated as an asset of a Group Company in preparing the 2015 Accounts or which is taken into account in computing a provision for deferred Tax in the 2015 Accounts) that would otherwise have been available to that member of the Seller's Group where and to the extent that such reduction or disallowance occurs as a result of or by reference to any total or partial:

(i)	voluntary withdrawal effected by the Company after Completion of any surrender of Group Relief in respect of any accounting period ended on or before Completion; or

(ii)	voluntary withdrawal or alteration of any claim or election relating to any Relief made by the Company after Completion in respect of any period ended on or before Completion, save where any such withdrawal or alteration is made pursuant to the exercise by the Seller of its rights under this Schedule or otherwise with the express written consent of the Seller; or

(b)	any liability or increased liability to Tax of any member of the Seller's Group which arises as a consequence of or by reference to a failure by a Relevant Company to discharge a liability to Tax;
and, for the purposes of this paragraph (b), the term "Relevant Company" shall mean any company which is, or has at any time been, treated for the purposes of any Tax as being a member of the same group of companies as the Purchaser or as being associated with the Purchaser; and

(c)
any reasonable out of pocket legal, accounting or other costs and expenses reasonably and properly incurred by any member of the Seller's Group in connection with any such liability or increased liability to Tax (or demand therefore) or in successfully taking or defending any action under this paragraph 10.

10.2    The covenants contained in paragraph 10.1 shall not apply:

(a)
(in the case of 10.1(b)) to the extent that the liability for the Tax arises in circumstances such that the Purchaser would have been entitled to make a claim against the Seller under paragraph 2.1 above in respect of that Tax had it been paid by the Relevant Company (and ignoring the provisions of paragraph 2 of Schedule 4), except to the extent that a payment has already been made pursuant to paragraph 2.1; or

(b)	to the extent that the Tax has been recovered under any relevant statutory provision (and the Seller shall procure that no such recovery is sought to the extent that payment is made hereunder).
10.3    Paragraph 4 (Conduct of Claim for Tax) and paragraph 5 (Payment of claims) shall apply to the covenants in paragraph 10.1 as if references to the Purchaser were replaced with references to the Seller (and vice versa) where appropriate and making any other necessary modifications.

11.    Group Payment Arrangement
11.1    Without prejudice to the rights of the Purchaser to make a claim under this Schedule, the Seller shall pay to the Purchaser an amount equal to any payment of Corporation Tax which is required to be discharged by the Company on behalf of any Seller Group Participating Company. Such payment (the “Payment”) shall be made in cleared funds 2 (two) Business Days before the due date for payment to HMRC of the underlying corporation tax liability. If the Seller fails to pay by such due date, it shall in addition pay interest on such contribution at the rate payable from time to time to HMRC on underpaid Corporation Tax during the period from such due date to the date on which the Payment is received by the Purchaser.
11.2    No payment shall be made under paragraph 11.1 to the extent that the Seller’s Group has previously at any time, without cost to the Company, satisfied the obligations under the Group Payment Arrangement.
11.3    The Purchaser shall:

(a)
procure that there shall be promptly paid to HMRC an amount equal to any Payment following receipt of it, in the event that a Payment is made in respect of a liability to corporation tax which has not been discharged;

(b)
procure that there shall be promptly apportioned to the Seller Group Participating Companies an amount equal to each Payment, such apportionment to be made by reference to the payment of corporation tax in respect of which the Payment was paid and the Purchaser shall not, without the Seller’s written consent (not to be unreasonably withheld), reapportion any amount previously apportioned to the relevant Seller Group Participating Companies pursuant to the Group Payment Arrangement;

(c)
within 10 Business Days of receipt thereof from a Tax Authority, pay, or procure that there is paid, to the Seller an amount equal to any excess by which the amount or the aggregate amount of any Payments from a Seller Group Participating Company exceeds the amount of Tax finally apportioned to that Seller Group Participating Company in respect of which those Payments are made.

11.4    The Seller shall procure that the Seller Group Participating Companies are removed from the Group Payment Arrangement and any simplified arrangements for Group Relief under Corporation Tax (Simplified Arrangements for Group Relief) Regulations 1999, with effect on or before Completion.
12.    VAT Group Arrangements
12.1    Without prejudice to the rights of the Purchaser to make a claim under this Schedule, the Seller shall or shall procure that each member of the Seller’s Group contributes to the Company as the representative member of the UK VAT Group, such proportion of any VAT for which the representative member of the UK VAT Group is accountable and which is properly attributable to supplies, acquisitions and importations (Supplies) made by the member of the Seller’s Group (less any amount of deductible input tax that is attributable to such Supplies). Such contribution shall be made in cleared funds 2 Business Days before the day on which the Company as the representative member is required to account for such VAT to HMRC. If the Seller as a member of the Seller’s Group fails to pay by such due date, it shall in addition pay interest on such contribution at the rate payable from time to time to HMRC on underpaid VAT during the period from such date on which the representative member is required to account to HMRC and the date on which the contribution is received by the Company.
12.2    The Purchaser shall pay (or shall procure that there is paid to the Seller) an amount equivalent to such proportion of any repayment of VAT received by the Company as the representative member from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax that is attributable to Supplies made or deemed to be made by a member of the Seller’s Group while a member of the UK VAT Group within 10 Business Days of receipt by, or offset against a liability of the Company as the representative member.
12.3    The Seller will make all reasonable efforts to ensure that the Company, Trifinium Services Limited and MBIA Services Corporation UK Branch all remain members of the UK VAT Group until a date no earlier than Completion and will, on or before Completion, procure that notice is given to HMRC (and supply a copy of the notice to the Purchaser) that the Company will cease to be a member of the UK VAT Group with effect on the day of Completion.
12.4    The deeming provisions of section 43(1) of the VAT Act 1994 will be disregarded in determining for the purposes of paragraphs 12.1 and 12.2 what supplies have been made or are deemed to have been made by or to any person.
12.5    The Purchaser shall procure that an amount equal to any payment made or procured by the Seller under this paragraph shall be promptly and duly accounted for to HMRC.

12.6
All Tax Documents and all conduct of Tax matters that relate exclusively to the UK VAT Group for all VAT accounting periods ending on or before Completion and the VAT accounting period current at Completion shall be dealt with in accordance with paragraph 6 as if they were Tax Documents of the Company for a pre-Locked Box Date period.

SCHEDULE 9

TERM SHEET – TRANSITION SERVICES AGREEMENT
Set forth below are the general business terms to be included in the TSA. The TSA will also include customary provisions with respect to confidentiality, personal data, warranties, intellectual property, indemnities, liabilities, termination and other matters. Nothing in this Term Sheet shall require the Seller’s Group to provide Services that would require any entity within the Seller’s Group to provide regulated services.
General Terms

Term	Nine (9) Months
Service Compensation
The price for the Services will be Seller’s allocated costs for performing the relevant Service, consistent with Seller’s historical approach for calculating service fees, and all actual out-of pocket costs related to the Services (subject to negotiation with respect to third party consents). Purchaser shall be invoiced for the Services on basis to be agreed. All undisputed amounts will be paid by Purchaser to Seller within 15 days of its receipt of a complete invoice.

Service Termination Right
Purchaser may terminate one or more of the Services at any time upon thirty (30) business days’ written notice, and may then discontinue paying any incremental costs of Seller for such terminated Service, but the Purchaser shall pay any fixed or sunk costs of Seller incurred specifically to provide such terminated Service for the remainder of the term.

Transition Staff
The Parties to agree what Transition staff will be required to provide the Services. Staffing to be linked to actual agreed Services, but anticipated to require one full-time London Solvency II modelling person, two full-time London accounting persons and one full-time London legal person through May 31, 2017, plus two full-time London surveillance persons through May 31, 2017. Transition staff will be available to work on other MBIA matters unrelated to the Services.

Service Standard
Service Provider(s) shall perform, or shall cause to be performed, the Services in a timely and reasonably diligent manner and in any event at substantially the same level as provided in the twelve (12) months prior to Completion, and in all instances in accordance with Applicable Law. Service Provider(s) shall provide the Services with priority equal to that provided in the twelve (12) months prior to Completion with respect to its own businesses and the businesses of its Affiliates. Purchaser will be reasonably notified by Service Provider(s) prior to any planned interruption of the Services.

Required Consents	Service Provider(s) shall be responsible for obtaining and maintaining, and shall use commercially reasonable efforts to obtain and maintain, all required consents to provide the Services.
Services to MBIA	Certain limited services may be required by MBIA from the Company/Assured.

Migration Services – Books and Records

Final transfer of Books and Records	Execute plan agreed pre-closing regarding transfer of electronic (including file shares) and hard copy books and records of the Company	Timing: As agreed in pre-closing plan
Replace any redacted documents deposited in Intralinks with unredacted version		Timing: As agreed in pre-closing plan

Migration Services - IT

Queries	Provide continuing knowledge transfer regarding IT issues	Service Term
Special e-mail, web site or social media addresses and telephone fax numbers for claim payments	Implement plan developed pre-closing	Timing: As agreed in pre-closing plan
Execute US GAAP and US STAT ledger opening balance extraction at Completion. Execute UK GAAP ledger opening balance extraction as at 1/1/17.	Implement plan developed pre-closing	Timing: As agreed in pre-closing plan
Execute final business applications information extraction and reconciliations.	Implement plan developed pre-closing	Timing: As agreed in pre-closing plan
Support from IT function
Support the transition through provision of available Company information and systems as needed to Transition staff, including provision of support to data extract and reconciliations, business applications, ledger modules, file shares, e-mail archives, documents, etc.
Timing: As agreed in pre‑closing plan

Migration Services – Accounting

Assisting with preparation of the requisite draft UK GAAP regulatory filings for 2016 year end (other than tax filings).	Timing: As agreed in pre‑closing plan

Migration Services – Risk Management

Final Contact List
Provide a final contact list for each Insured Contract, including relevant names, address, e-mails and telephone numbers for policy beneficiaries, trustees, project companies, TAs, sponsors, EIB and other monolines, as applicable and as available.
As agreed in pre-closing plan
Transaction Documents		As agreed in pre-closing plan
Technical Support	Answer questions regarding location of information and provide knowledge transfer regarding transaction models	For Service Term

Migration Services - Regulatory

Solvency II Models	The parties to agree a solution for the transfer of the Solvency II models	Within Service Term
Run the Solvency II models for Q4 2016, provided Service Provider(s) have access to all requisite information.		Until the earlier of (a) the end of the Service Term, (b) full transfer of Model to Purchaser, and (c) discontinuation of IM approval.

Migration Services - Finance

Investment Holdings Report	In Excel format agreed with Purchaser and the Investment Manager	Timing: As agreed in pre‑closing plan
Relevant Bank Statements and reconciliations		Timing: As agreed in pre‑closing plan
Special investing programs (if any)	List and describe any special investing programs (e.g., loss mitigation); include any documentation	Timing: As agreed in pre‑closing plan
Relevant par value reconciliations for investments		Timing: As agreed in pre‑closing plan
List of any investments not covered by general investing manager or special investment program (if any)		Timing: As agreed in pre‑closing plan

On-Going Services

Web Site	Provide a notice on the public-facing part of the web site directing persons with questions about the sold business to Purchaser as Purchaser requests	Timing: As agreed in pre‑closing plan
E-Mail Forwarding	Forward e-mail relevant to the Company’s business to Purchaser	Timing: As agreed in pre‑closing plan
Mail forwarding		Service Term plus one year
Telephony Forwarding	Forward telephone calls and faxes, including any desktop faxes	Timing: As agreed in pre-closing plan

Other Services/Refinement
Any other service that had been provided to the Company by Service Provider(s) or its Affiliates within the twelve (12) months prior to Completion and that is reasonably necessary to conduct the business of the Company as it was conducted during such period prior to Completion; provided Purchaser notifies the Service Provider(s) within sixty (60) days after Completion.
The TSA to include customary provisions dealing with refinement and amendment to Services.

SCHEDULE 10

PRE‑COMPLETION PLAN PRINCIPLES

Software, Data Feeds and Data Extraction
Work with the Purchaser to formulate a format to facilitate the transfer as of Completion and reconciliation of all accounting, investment and portfolio related data (from inception to the extent practicable) in formats to be agreed upon. Assist Purchaser in determining third party software and data feeds required to support the Business by identifying third party software and data feeds used by the Company to operate its business.
Assist the Purchaser to test data extraction, transfer and reporting mechanic using historical and sample data, prior to closing.

Transfer Book & Records
Work with the Purchaser to develop a plan to transfer all books and records of the Company where available (including at other offices of Seller and members of Seller’s group). Plan to include but not limited to:
•    Transaction documents
•    Transaction surveillance materials
•    Regulatory materials
•    Companies House materials
•    Board and Board Committee materials
•    Internal Committee materials
•    Internal compliance materials
•    Internal sector and country risk reports
•    Contact lists
•    Correspondence (including email)

Surveillance of Existing Insurance Contracts
Develop a plan to provide the Purchaser with all necessary information to monitor the performance of the Insurance Contracts. The plan to include, but not limited to, the following:
•    Ongoing performance information
•    A list of all technical advisers (“TAs”) and their contracts
•    Knowledge transfer sessions